UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 6-K
__________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2025
Commission File Number 0-99
__________________________
PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

Mexican Petroleum	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Verónica Anzures
11300 Ciudad de México, México
(Address of principal executive offices)
__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2024 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 29, 2025 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F and with the condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

References in this report to “PEMEX,” “we,” “us” and “our” are to Petróleos Mexicanos as a state-owned public company and the subsidiary companies listed in Note 5 to the condensed consolidated interim financial statements included herein.

Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated February 6, 2025 (as amended or supplemented from time to time) relating to its U.S.$130,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

1

Exchange Rates

On August 22, 2025, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps.18.5921 = U.S.$1.00.

We maintain our consolidated financial statements, condensed consolidated interim financial statements and accounting records in Mexican pesos (pesos or Ps.). Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this report, including all convenience translations of our condensed consolidated interim financial statements included herein, as of and for the three- and six-month periods ended June 30, 2025, at an exchange rate of Ps.18.8928 = U.S.$1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on June 30, 2025. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated.

Government Equity Capital Contributions

For the six-month period ended June 30, 2025, the Federal Government of Mexico, which we refer to as the Mexican Government, made equity capital contributions in the amount of Ps.94.5 billion (U.S.$5.0 billion) to Petróleos Mexicanos to improve our financial position and support our debt service obligations. Between July 1 and August 28, 2025, we have received Ps. 25.0 billion (U.S.$1.3 billion) in equity capital contributions from the Mexican Government. For more information on such equity capital contributions, see Notes 18 and 19 to our condensed consolidated interim financial statements included herein.

For more information on other recent support measures implemented by the Mexican Government, see “Item 5—Operating and Financial Review and Prospects—Overview—Mexican Government Support” in the Form 20-F.
Selected Financial Data
The selected financial data as of December 31, 2024 in this section is derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024 is derived from the condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and are unaudited.

We have substantial debt, including substantial short-term debt, which we have incurred primarily to fund our operating expenses and finance capital investment projects. In recent years, the cash flow from our operations has not been sufficient to fund our operations and capital expenditure programs. As a result, our indebtedness has increased significantly and we had a negative working capital as of June 30, 2025 and December 31, 2024, and the Mexican Government has had to financially support us.

For the six-month period ended June 30, 2025, we recognized a net income of Ps. 16.2 billion and our total equity (deficit) at June 30, 2025 was Ps. (2,005.6) billion. We had negative working capital of Ps. 754.9 billion as of June 30, 2025 and net cash flows from operating activities of Ps.98.8 billion during the six-month period ended June 30, 2025. We disclose the circumstances that have caused these trends and the actions we are taking to address them below.

Our future cash flows, including our ability to refinance debt, are uncertain due in part to circumstances outside of our control. A sustained decrease in crude oil prices below the budgeted average price for 2025, an economic slowdown or an increase in the cost of financing would have an adverse impact on our results of operation and cash flows and may require us to consider additional actions to address these shortfalls.

The combined effect of the above-mentioned events indicates the existence of significant doubt about our ability to continue as a going concern. For more information on the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies, see “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F and Notes 18 and 19 to our condensed consolidated interim financial statements included herein.

In the following table, we include selected financial data from our condensed consolidated statement of financial position as of June 30, 2025 and from our condensed consolidated statement of comprehensive income and our condensed consolidated statement of cash flows for the six-month period ended June 30, 2025. In addition, we include selected financial data from our audited consolidated statement of financial position as of December 31, 2024, as well as the condensed consolidated statement of comprehensive income and the condensed consolidated statement of cash flows for the six-month period ended June 30, 2024 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended
	June 30, (1)				December 31, (1)
	2025		2024		2024
	(in millions of pesos)
Statement of Comprehensive Income (Loss) Data
Total revenues	Ps.	787,211	Ps.	815,426	Ps.	1,672,673
Operating income (loss)	52,488		25,046		(15,990)
Financing income	7,088		10,194		15,670
Financing cost	79,869		71,100		158,902
Derivative financial instruments income (cost), net	20,932		(15,783)		(27,594)
Foreign exchange income (loss), net	119,627		(126,295)		(304,452)
Net income (loss)	16,187		(268,647)		(780,588)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	96,369		n.a.		88,842
Total assets	2,119,702		n.a.		2,208,753
Short-term debt and current portion of long-term debt	529,462		n.a.		425,219
Long-term debt, net of current portion	1,336,890		n.a.		1,553,554
Total long-term liabilities	2,910,742		n.a.		2,985,005
Total equity (deficit)	(2,005,587)		n.a.		(1,983,776)
Statement of Cash Flows Data
Depreciation and amortization of wells, pipelines, properties, plant and equipment	73,398		74,259		146,850
Acquisition of wells, pipelines, properties, plant and equipment(2)	(94,017)		(145,396)		(230,139)

Note: n.a. = Not applicable.

(1)Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 5 to our condensed consolidated interim financial statements included herein and our audited consolidated financial statements as of and for the year ended December 31, 2024.
(2)Includes capitalized financing cost. See Note 12-A to our condensed consolidated interim financial statements included herein and the Liquidity and Capital Resources section herein.
Source:    PEMEX’s condensed consolidated interim financial statements as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024, prepared in accordance with IAS 34“Interim Financial Reporting” (“IAS 34”) under “IFRS Accounting Standards” (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2024, prepared in accordance with IFRS as issued by the IASB.
Capitalization of PEMEX

The following table sets forth our capitalization as of June 30, 2025:

	As of June 30, 2025 (1)
	(millions of pesos or U.S. dollars)

Long-term leases, net of current portion(2)	Ps.	35,682	U.S.$	1,889
Long-term external debt, net of current portion	1,219,945		64,572
Long-term domestic debt, net of current portion	116,945		6,190
Total long-term debt, net of current portion(3)	1,336,890		70,762
Total long-term leases and long-term debt, net of current portion	1,372,572		72,651
Certificates of Contribution “A”(4)	1,447,255		76,604
Mexican Government contributions	66,731		3,532
Legal reserve	1,002		53
Accumulated other comprehensive result	153,423		8,121
Accumulated deficit from prior years	(3,689,905)		(195,307)
Net income for the period(5)	16,194		857
Total controlling interest	(2,005,300)		(106,140)
Total non-controlling interest	(286)		(15)
Total equity (deficit)	(2,005,586)		(106,155)
Total capitalization(6)	(633,014)		(33,504)
_____________
Note: Numbers may not total due to rounding.
(1)Derived from June 30, 2025 condensed consolidated interim financial statements. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps.18.8928 = U.S.$1.00 as of June 30, 2025. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)Total long-term leases do not include short-term leases of Ps.10,038 million (U.S.$531 million) as of June 30, 2025.
(3)Total long-term debt does not include short-term debt of Ps. 529,462million (U.S.$28,025 million) as of June 30, 2025.
(4)Equity instruments held by the Mexican Government.
(5)Excluding amounts attributable to non-controlling interests of Ps. (5) million (U.S.$(0.3) million) for the six-month period ended June 30, 2025.
(6)Refers to Total long-term leases, net of current portion and long term debt, net of current portion plus Total equity (deficit).
Source: PEMEX’s condensed consolidated interim financial statements as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024.

Results of Operations
Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the six months ended June 30, 2025 compared to the six months ended June 30, 2024

General

The selected consolidated interim financial information set forth below is derived from our condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with our condensed consolidated interim financial statements included in this report beginning on page F-1.

	Six months ended
	June 30,
	2025(1)				2024
	(millions of pesos or U.S. dollars)
Net revenues
Domestic	Ps.	490,924	U.S.$	25,985	Ps.	481,826
Export	295,198		15,625		332,238
Services income	1,088		58		1,362
Total revenues	787,211		41,667		815,426
(Impairment) of wells, pipelines, properties, plant and equipment, net	(40,194)		(2,127)		(17,549)
Cost of sales	587,829		31,114		685,751
Gross income	159,188		8,426		112,126
Distribution, transportation and sale expenses	11,267		596		7,733
Administrative expenses	104,462		5,529		84,476
Other revenues	16,435		870		8,581
Other expenses	7,406		392		3,453
Operating income	52,488		2,778		25,046
Financing income	7,088		375		10,194
Financing cost	79,869		4,227		71,100
Derivative financial instruments income (cost), net	20,932		1,108		(15,783)
Foreign exchange income (loss) — net	119,627		6,332		(126,295)
Profit sharing in associates	366		19		265
Welfare oil duty	103,068		5,455		—
Income (loss) before duties, taxes and other	17,564		930		(177,674)
Total duties, taxes and other	1,377		73		90,974
Net income (loss)	16,187		857		(268,647)
Total other comprehensive results	(132,537)		(7,015)		170,877
Total comprehensive (loss)	(116,350)		(6,158)		(97,771)
_____________
Note: Numbers may not total due to rounding.
(1)    Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps.18.8928 = U.S.$1.00 at June 30, 2025. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Source: PEMEX’s condensed consolidated interim financial statements as of and for the six-month periods ended June 30, 2025 and 2024.

Total Revenues

Total revenues decreased by 3.5% or Ps. 28.2 billion in the six-month period ended June 30, 2025, from Ps. 815.4 billion in the six-month period ended June 30, 2024 to Ps. 787.2 billion in the six-month period ended June 30, 2025. This decrease was mainly due to (i) a decrease in the volume of export sales of Mexican crude oil (Ps.28.5 billion) and (ii) a 12.3% decrease in the weighted average price of Mexican crude oil for export sales (Ps.48.5 billion). This decrease was partially offset by an increase in the foreign currency variations (Ps. 40.0 billion).

From January 1 to June 30, 2025, the weighted average Mexican export crude oil price was U.S. $62.89 per barrel, as compared to U.S. $71.67 per barrel for the six-month period ended June 30, 2024.

Domestic Revenues

Domestic revenues increased by 1.9% or Ps. 9.1 billion in the six-month period ended June 30, 2025, from Ps. 481.8 billion in the six-month period ended June 30, 2024, to Ps. 490.9 billion in the six-month period ended June 30, 2025, mainly due to increases in the sales price of natural gas and natural gas liquids.

Domestic sales of natural gas increased by Ps.5.6 billion in the six-month period ended June 30, 2025, from Ps. 8.9 billion in the six-month period ended June 30, 2024, to Ps. 14.5 billion in the six-month period ended June 30, 2025, primarily due to an increase in sales price.

Domestic sales of liquified petroleum gas increased by Ps.3.9 billion in the six-month period ended June 30, 2025, from Ps. 22.4 billion in the six-month period ended June 30, 2024 to Ps. 26.3 billion in the six-month period ended June 30, 2025. This increase was primarily due to a 28.0% increase in its average sales price, offset by a 8.1% decrease in sales volume.

Domestic sales of petroleum products decreased by Ps. 0.6 billion in the six-month period ended June 30, 2025, from Ps. 436.1 billion in the six-month period ended June 30, 2024 to Ps. 435.5 billion in the six-month period ended June 30, 2025, mainly due to a 1.9% decrease in the sales volume of gasoline.

Export Revenues

Export revenues decreased by 11.1% in peso terms in the six-month period ended June 30, 2025 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 332.2 billion in the six-month period ended June 30, 2024, to Ps. 295.2 billion in the six-month period ended June 30, 2025. This decrease was mainly due to a 23.9% decrease in the volume of export sales of Mexican crude oil in the six-month period ended June 30, 2025 as compared to the six-month period ended June 30, 2024. From January 1, 2025 to June 30, 2025, the weighted average Mexican export crude oil price was U.S. $62.89 per barrel, compared to U.S. $71.67 per barrel in the same period of 2024.

Crude oil sales decreased by 21.3% in the six-month period ended June 30, 2025, from Ps. 182.3 billion in the six-month period ended June 30, 2024, to Ps. 143.5 billion in the six-month period ended June 30, 2025, and decreased by 34.9% in U.S. dollar terms (actual invoiced amount in U.S. dollars), from U.S.$10.9 billion in the six-month period ended June 30, 2024, to U.S.$7.1 billion in the six-month period ended June 30, 2025, primarily due to a 23.9% decrease in the sales volume of crude oil. The weighted average price per barrel of crude oil exports in the six-month period ended June 30, 2025, was U.S. $62.89, or 12.3% lower than the weighted average price of U.S. $71.67 in the six-month period ended June 30, 2024.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids, decreased by 16.2%, from Ps.46.2 billion in the six-month period ended June 30, 2024, to Ps.38.7 billion in the six-month period ended June 30, 2025, primarily due to a 41.0% decrease in the sales volume of fuel oil.

For the six-month period ended June 30, 2025, the average exchange rate of the U.S. dollar against the peso was Ps. 19.9844 = U.S.$1.00, as compared to Ps. 17.1042 = U.S. $1.00 during the same period of 2024, representing a depreciation of the peso against the U.S. dollar of Ps. 2.8802 (or 16.8%), which had a favorable effect on our export sales of Ps. 40.0 billion in the six-month period ended June 30, 2025.
Cost of Sales

Cost of sales decreased by 14.3%, from Ps. 685.8 billion in the six-month period ended June 30, 2024 to Ps. 587.8 billion in the six-month period ended June 30, 2025. This decrease was mainly due to: (i) a Ps. 28.9 billion decrease related to purchases of hydrocarbons, (ii) a Ps. 27.0 billion decrease in the hydrocarbons extraction and exploration duty paid, (iii) a Ps. 19.4 billion decrease in maintenance costs and (iv) a Ps. 29.2 billion decrease in variation of inventory, due to the variations in standard and real costs and the difference between the balances as of the beginning of the year and the end of the period.
Impairment of Wells, Pipelines, Properties, Plant and Equipment, Net

Impairment of wells, pipelines, properties, plant and equipment increased by Ps. 22.7 billion in the six-month period ended June 30, 2025, from a net impairment of Ps. 17.5 billion in the six-month ended June 30, 2024, to a net impairment of Ps. 40.2 billion in the six-month period ended June 30, 2025. This net impairment was primarily due to a net impairment of Ps. 38.0 billion in the cash-generating units of Pemex Exploration and Extraction (formerly Exploration and Production) resulting from a negative effect in crude oil prices, an increase in production costs and the negative effect of the exchange rate fluctuations, and impairment in the cash-generating unit of our Industrial Processes and Energy Transformation segments (formerly Pemex Industrial Transformation segment) by Ps. 2.2 billion, mainly due to the negative effect of exchange rate fluctuations.

Administrative Expenses and Distribution, Transportation and Sale Expenses

Administrative expenses and distribution, transportation and sale expenses increased by Ps. 23.5 billion for the six-month period ended June 30, 2025, from Ps. 92.2 billion for the six-month period ended June 30, 2024 to Ps. 115.7 billion for the six-month period ended June 30, 2025, mainly due to increases in the net periodic cost of employee benefits and personnel services and higher provisions for pending lawsuits, see note 18 to our condensed consolidated interim financial statements included herein.
Other Revenues

Other revenues increased by Ps. 7.8 billion in the six-month period ended June 30, 2025, from Ps. 8.6 billion in the six-month period ended June 30, 2024, to Ps. 16.4 billion in the six-month period ended June 30, 2025. This increase was mainly attributable to Ps. 9.3 billion in income from the recovery of insurance claims related to the fire on the
Nohoch-A platform in 2023.
Other Expenses

Other expenses increased by Ps. 3.9 billion in the six-month period ended June 30, 2025, from Ps. 3.5 billion in the six-month period ended June 30, 2024, to Ps. 7.4 billion in the six-month period ended June 30, 2025. This increase was mainly due to a Ps. 4.7 billion increase in the cost of provisions related to ongoing legal proceedings.
Financing Income
Financing income decreased by Ps. 3.1 billion in the six-month period ended June 30, 2025, from Ps. 10.2 billion in the six-month period ended June 30, 2024, to Ps. 7.1 billion in the six-month period ended June 30, 2025. This decrease was mainly due to a reduction in interest earned on Mexican Government local bonds (“Government Bonds”) issued by the Ministry of Finance and Public Credit and held by Petróleos Mexicanos.
Financing Cost

Financing costs increased by Ps. 8.8 billion in the six-month period ended June 30, 2025, from Ps. 71.1 billion in the six-month period ended June 30, 2024, to Ps. 79.9 billion in the six-month period ended June 30, 2025, mainly due to the effect of the average exchange rate, reflecting a 16.8% depreciation of the peso against the U.S. dollar as of June 30, 2025, compared to the same period in 2024.
Derivative Financial Instruments Income (Cost), Net

Derivative financial instruments income increased by Ps. 36.7 billion, from a derivative financial instruments cost of Ps. 15.8 billion in the six-month period ended June 30, 2024 to a derivative financial instruments income of Ps. 20.9 billion in the six-month period ended June 30, 2025. This increase was mainly as a result (i) of an increase in the fair value of our cross-currency swaps, arising from the depreciation of the U.S. dollar against other currencies in which our debt is denominated and (ii) a net increase in other derivative financial instruments, such as currency options.
Foreign Exchange Income (Loss), Net

A substantial portion of our debt, 88.2% as of June 30, 2025, is denominated in foreign currencies. Foreign exchange income (loss), net, increased by Ps. 245.9 billion, from a foreign exchange loss of Ps. 126.3 billion in the six-month period ended June 30, 2024 to a foreign exchange income of Ps. 119.6 billion in the six-month period ended June 30, 2025, primarily as a result of the appreciation of the peso relative to the U.S. dollar during the six-month period ended June 30, 2025, as compared to the depreciation of the peso against the U.S. dollar for the six-month period ended June 30,

2024. The value of the peso in U.S. dollar terms depreciated by 8.6%, from Ps. 16.9220 = U.S. $1.00 as of December 31, 2023, to Ps. 18.3776 = U.S. $1.00 as of June 30, 2024, as compared to a 6.8% appreciation of the peso in U.S. dollar terms from Ps. 20.2683 = U.S. $1.00 as of December 31, 2024 to Ps. 18.8928 = U.S. $1.00 as of June 30, 2025.
Welfare Oil Duty
As of January 1, 2025, the Mexican Government has consolidated the Derecho por la Utilidad Compartida
(Profit-Sharing Duty), the Derecho de Extracción de Hidrocarburos (Hydrocarbon Extraction Duty) and the Derecho de
Exploración de Hidrocarburos (Hydrocarbon Exploration Duty) previously payable by Petróleos Mexicanos into the Derecho Petrolero para el Bienestar (Welfare Oil Duty), which is set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas. We are currently evaluating the economic nature of the Welfare Oil Duty, which may result in a classification change in the Statement of Comprehensive Income in subsequent periods. For the six-month period ended June 30, 2025, the Welfare Oil Duty incurred was Ps. 103.1 billion.
Total Duties, Taxes and Other
The total duties and taxes incurred decreased by 98.5% in the six-month period ended June 30, 2025, from Ps. 91.0 billion in the six-month period ended June 30, 2024, to Ps. 1.4 billion in the six-month period ended June 30, 2025. This decrease was mainly due to the consolidation of the Profit-Sharing Duty, the Hydrocarbon Extraction Duty and the Hydrocarbon Exploration Duty into the new Welfare Oil Duty, beginning January 1, 2025.
Net Income (Loss)

In the six-month period ended June 30, 2025, we had a net income of Ps.16.1 billion, as compared to a net loss of Ps. (268.7) billion in the six-month period ended June 30, 2024. This increase in net income was primarily explained by the following factors:

•a Ps. 98.0 billion decrease in cost of sales;
•a Ps. 7.8 billion increase in other revenues;
•a Ps. 36.7 billion increase in the income of derivative financial instruments;
•a Ps. 245.9 billion increase in exchange income;
•a Ps. 103.1 billion increase in the Welfare Oil Duty;
•a Ps. 28.2 billion decrease in total revenues, mainly due to a decrease in the volume of Mexican crude oil for export sales;
•a Ps. 22.7 billion increase in impairment of fixed assets;
•a Ps. 23.5 billion increase in administrative expenses and distribution, transportation and sale expenses;
•a Ps. 3.9 billion increase in other expenses;
•a Ps. 8.8 billion increase in financing costs;
•a Ps. 3.1 billion decrease in financing income; and
•a Ps. 89.6 billion decrease in taxes and other duties.

Total Other Comprehensive Results

In the six-month period ended June 30, 2025, we reported total other comprehensive losses of Ps. (132.5) billion as compared to total other comprehensive income of Ps. 170.9 billion in the six-month period ended June 30, 2024.This deterioration was primarily due to (1) a recognition of actuarial losses of Ps.(95.6) billion as a result of a decrease in the discount and return on plan assets rates from 11.28% as of December 31, 2024, to 10.30% as of June 30, 2025 related to retirement and post-employment benefits and (2) a Ps. 37.0 billion decreased in currency translation effect, due to a depreciation of the dollar against the peso.

Results of Operations of PEMEX—For the three months ended June 30, 2025 compared to the three months ended June 30, 2024

	Three months ended
	June 30,
	2025(1)			2024
	(millions of pesos or U.S. dollars)
Net revenues
Domestic	Ps.	252,665	13,374	Ps.	246,296
Export	138,391		7,325	162,549
Services income	565		30	683
Total revenues	391,621		20,729	409,528
(Impairment) of wells, pipelines, properties, plant and equipment, net	(34,573)		(1,830)	(9,903)
Cost of sales	306,874		16,243	363,566
Gross income	50,173		2,656	36,059
Distribution, transportation and sale expenses	7,023		372	5,237
Administrative expenses	57,546		3,046	43,752
Other revenues	4,073		216	4,331
Other expenses	777		41	2,754
Operating (loss)	(11,099.7)		(587.5)	(11,351.9)
Financing income	2,318		123	3,655
Financing cost	38,467		2,036	37,015
Derivative financial instruments income (cost), net	19,085		1,010	(10,064)
Foreign exchange income (loss) — net	134,685		7,129	(159,683)
Profit sharing in associates	299		16	234
Welfare oil duty	47,226		2,500	—
Income (loss) before duties, taxes and other	59,595		3,154	(214,225)
Total duties, taxes and other	79		4	59,105
Net income (loss)	59,516		3,150	(273,330)
Total other comprehensive results	(38,246)		(2,024)	176,866
Total comprehensive income (loss)	21,270		1,126	(96,464)
_____________
Note: Numbers may not total due to rounding.
(1)    Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps.18.8928 = U.S.$1.00 at June 30, 2025. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Source: PEMEX’s condensed consolidated interim financial statements as of and for the three-month periods ended June 30, 2025 and 2024.

Total Revenues

Total revenues decreased by 4.3% or Ps. 17.8 billion in the three-month period ended June 30, 2025, from Ps. 409.5 billion in the three-month period ended June 30, 2024 to Ps. 391.7 billion in the three-month period ended June 30, 2025. The decrease in total revenues was mainly due to (i) a decrease in the volume of export sales of Mexican crude oil (Ps.5.5 billion) and (ii) a 10.9% decrease in the weighted average price of Mexican crude oil for export sales (Ps.
33.4 billion). This decrease was partially offset by an increase in the foreign currency variations (Ps. 14.7 billion).

From April 1 to June 30, 2025, the weighted average Mexican export crude oil price was U.S. $63.58per barrel, as compared to U.S. $71.39 per barrel for the three-month period ended June 30, 2024.
Domestic Revenues

Domestic revenues increased by 2.6% or Ps. 6.4 billion in the three-month period ended June 30, 2025, from Ps. 246.3 billion in the three-month period ended June 30, 2024, to Ps. 252.7 billion in the three-month period ended June 30, 2025, mainly due to an increase in the sale price of natural gas and natural gas liquids.

Domestic sales of natural gas increased by Ps.3.0 billion in the three-month period ended June 30, 2025, from Ps. 4.0 billion in the three-month period ended June 30, 2024, to Ps. 7.0 billion in the three-month period ended June 30, 2025, primarily due to an increase in its average sales price.

Domestic sales of liquified petroleum gas increased by Ps. 1.8 billion in the three-month period ended June 30, 2025, from Ps. 9.8 billion in the three-month period ended June 30, 2024 to Ps. 11.6 billion in the three-month period ended June 30, 2025. This increase was primarily due to a 24.8% increase in its average sales price and was offset by a 4.9% decrease in sales volume.

Domestic sales of petroleum products decreased by Ps. 4.1 billion in the three-month period ended June 30, 2025, from Ps. 227.8 billion in the three-month period ended June 30, 2024, to Ps. 223.7 billion in the six-month period ended June 30, 2025, mainly due to a decrease in the sales volume of gasoline and diesel.
Export Revenues

Export revenues decreased by 14.8% in peso terms in the three-month period ended June 30, 2025 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 162.5 billion in the three-month period ended June 30, 2024 to Ps. 138.4 billion in the three-month period ended June 30, 2025. This decrease was mainly due to a 24.2% decrease in volume of export sales of Mexican crude oil in the three-month period ended June 30, 2025, compared to the three-month period ended June 30, 2024. From April 1, 2025 to June 30, 2025, the weighted average Mexican export crude oil price was U.S. $63.58 per barrel, compared to U.S. $71.39 per barrel in the same period of 2024.

Crude oil and condensate sales decreased by 30.2% in the three-month period ended June 30, 2025, from Ps. 89.5 billion in the three-month period ended June 30, 2024, to Ps. 62.5 billion in the three-month period ended June 30, 2025, and decreased by 42.6% in U.S. dollar terms (actual invoiced amount in U.S. dollars), from U.S.$5.4 billion in the three-month period ended June 30, 2024, to U.S.$3.1 billion in the three-month period ended June 30, 2025, primarily due to a 24.2% decrease in the sales volume of crude oil. The weighted average price per barrel of crude oil exports in the three-month period ended June 30, 2025, was U.S. $63.58, or 10.9% lower than the weighted average price of U.S. $71.39 in the three-month period ended June 30, 2024.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids, decreased by 21.8%, from Ps. 21.6 billion in the three-month period ended June 30, 2024, to Ps.16.9 billion in the three-month period ended June 30, 2025, primarily due to a 35.2% decrease in the sales volume of fuel oil.

For the three-month period ended June 30, 2025, the average exchange rate of the U.S. dollar against the peso was Ps. 20.1646 = U.S.$1.00, as compared to Ps. 16.9882 = U.S. $1.00 during the same period of 2024, representing a depreciation of the peso against the U.S. dollar of Ps. 3.1764 (or 18.7%), which had a favorable effect on our export sales of Ps. 14.7 billion in the three-month period ended June 30, 2025.
Cost of Sales

Cost of sales decreased by 15.6%, from Ps. 363.6 billion in the three-month period ended June 30, 2024 to Ps. 306.9 billion in the three-month period ended June 30, 2025. This decrease was mainly due to: (i) a Ps. 28.8 billion decrease in purchases, (ii) a Ps. 16.4 billion decrease in Hydrocarbons Extraction Duty paid and (iii) a Ps. 14.1 billion decrease in variation of inventory, due to the variations in standard and real costs and the difference between the balances as of the beginning of the year and the end of the period. This decrease was partially offset by (i) a Ps. 5.2 billion increase related to unsuccessful wells and exploration costs; and (ii) a Ps. 5.8 billion increase in the Impuesto Especial sobre Producción
y Servicios (Special Tax on Production and Services) and (iii) a Ps. 2.7 billion increase in losses from fuels subtraction.

Impairment of Wells, Pipelines, Properties, Plant and Equipment

Impairment of wells, pipelines, properties, plant and equipment increased by Ps. 24.7 billion in the three-month period ended June 30, 2025, from a net impairment of Ps. 9.9 billion in the three-month ended June 30, 2024 to a net impairment of Ps. 34.6 billion in the three-month period ended June 30, 2025. This net impairment was primarily due to a net impairment of Ps. 29.0 billion in the cash-generating units of Pemex Exploration and Extraction (formerly Exploration and Production) resulting from the negative effect of the crude oil prices, an increase in production costs and the negative effect of exchange rate fluctuations and impairment, in the cash generating unit of Industrial Processes and Energy Transformation (formerly Pemex Industrial Transformation) by Ps. 5.6 billion , mainly due to an the negative effect of exchange rate fluctuations.
Administrative Expenses and Distribution, Transportation and Sale Expenses
Administrative expenses and distribution, transportation and sale expenses increased by Ps. 15.6 billion in the three-month period ended June 30, 2025, from Ps. 49.0 billion in the three-month period ended June 30, 2024 to Ps. 64.6 billion in the three-month period ended June 30, 2025, mainly due to increases in net periodic cost of employee benefits and provision for pending lawsuits.
Other Revenues

Other revenues had a slight decrease of Ps. 0.2 billion in the three-month period ended June 30, 2025, from Ps. 4.3 billion in the three-month period ended June 30, 2024 to Ps. 4.1 billion in the three-month period ended June 30, 2025.
Other Expenses

Other expenses decreased by Ps. 2.0 billion in the three-month period ended June 30, 2025, from Ps. 2.8 billion in the three-month period ended June 30, 2024 to Ps. 0.8 billion in the three-month period ended June 30, 2025. This decrease was mainly due to a Ps. 1.8 billion decrease in miscellaneous expenses.
Financing Income
Financing income decreased by Ps. 1.4 billion in the three-month period ended June 30, 2025, from Ps. 3.7 billion in the three-month period ended June 30, 2024, to Ps. 2.3 billion in the three-month period ended June 30, 2025. This decrease was mainly due to a reduction in interest earned on Government Bonds issued by the Ministry of Finance and Public Credit and held by Petróleos Mexicanos.
Financing Cost

Financing costs increased by Ps. 1.5 billion in the three-month period ended June 30, 2025, from Ps. 37.0 billion in the three-month period ended June 30, 2024, to Ps. 38.5 billion in the three-month period ended June 30, 2025, mainly due to the effect of the average exchange rate, reflecting a 18.7% depreciation of the peso against the U.S. dollar as of June 30, 2025, compared to the same period in 2024.
Derivative Financial Instruments Income (Cost), Net

Derivative financial instruments income increased by Ps. 29.2 billion in the three-month period ended June 30, 2025, from a derivative financial instruments cost of Ps. 10.1 billion in the three-month period ended June 30, 2024 to a derivative financial instruments income of Ps. 19.1 billion in the three-month period ended June 30, 2025, mainly as a result of (i) an increase in the fair value of our cross-currency swaps, arising from the depreciation of the U.S. dollar against other currencies in which our debt is denominated and (ii) a net increase in other derivative financial instruments, such as currency options.

Foreign Exchange Income (Loss), Net

A substantial portion of our debt, 88.2% as of June 30, 2025, is denominated in foreign currencies. Our exchange loss, net, decreased by Ps. 294.4 billion in the three-month period ended June 30, 2025, from a foreign exchange loss of Ps. 159.7 billion in the three-month period ended June 30, 2024 to a foreign exchange income of Ps. 134.7 billion in the three-month period ended June 30, 2025, primarily as a result of an 7.0% appreciation of the peso relative to the U.S. dollar during the three-month period ended June 30, 2025, as compared to the depreciation of the peso against the U.S. dollar for the three-month period ended June 30, 2024. The value of the peso in U.S. dollar terms depreciated by 10.2%, from Ps. 16.6780 = U.S. $1.00 as of March 31, 2024, to Ps. 18.3773 = U.S. $1.00 as of June 30, 2024, as compared to a 7.0% appreciation of the peso in U.S. dollar terms from Ps. 20.3182 = U.S. $1.00 as of March 31, 2025 to Ps. 18.8928 = U.S. $1.00 as of three-month period ended June 30, 2025.
Welfare Oil Duty
As of January 1, 2025, the Mexican Government has consolidated the Profit-Sharing Duty, the Hydrocarbon Extraction Duty and the Hydrocarbon Exploration Duty payable by Petróleos Mexicanos into the Welfare Oil Duty, which is set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas. We are currently evaluating the economic nature of the Welfare Oil Duty, which may result in a classification change in the Statement of Comprehensive Income in subsequent periods. For the three-month period ended June 30, 2025, the Welfare Oil Duty incurred was Ps. 47.2 billion.
Total Duties, Taxes and Other
The total duties and taxes incurred decreased by Ps. 59.0 billion in the three-month period ended June 30, 2025, from Ps. 59.1 billion in the three-month period ended June 30, 2024, to Ps. 0.1 billion in the three-month period ended June 30, 2025. This decrease was mainly due to the consolidation of the Profit-Sharing Duty, the Hydrocarbon Extraction Duty and the Hydrocarbon Exploration Duty payable by Petróleos Mexicanos into the new Welfare Oil Duty, beginning January 1, 2025.
Net Income (Loss)

In the three-month period ended June 30, 2025, we had a net income of Ps.59.6 billion on Ps. 391.7 billion in total revenues, as compared to a net loss of Ps. 273.3 billion on Ps. 409.5 billion in total revenues in 2024. This decrease in net income relative to June 30, 2025 was primarily explained by the following factors:

•a Ps. 56.7 billion decrease in cost of sales;
•a Ps. 2.0 billion decrease in other expenses;
•a Ps. 29.2 billion increase in the income of derivative financial instruments;
•a Ps. 294.4 billion increase in exchange income;
•a Ps. 59.0 billion decrease in taxes and other duties.
•a Ps. 17.8 billion decrease in total revenues, mainly due to a decrease in the volume of Mexican crude oil for export sales;
•a Ps. 24.7 billion increase in impairment of fixed assets;
•a Ps. 15.6 billion increase in administrative expenses and distribution, transportation and sale expenses;
•a Ps. 1.5 billion increase in financing cost
•a Ps. 1.4 billion decrease in financing income; and
•a Ps. 47.2 billion increase in the Welfare Oil Duty.

Total Other Comprehensive Results

In the three-month period ended June 30, 2025, we had total other comprehensive losses of Ps. (38.2) billion as compared to total other comprehensive income of Ps. 176.9 billion in the three-month period ended June 30, 2024. This deterioration was primarily due to Ps. 38.2 billion currency translation effect in the three-month period ended June 30, 2025, and Ps. 131.1 billion of actuarial gains as of June 30, 2024.

Liquidity and Capital Resources

Overview

During the six-month period ended June 30, 2025, our liquidity position increased by 23.1% due to higher cash and cash equivalents. Under the definition of liquidity as funds available under our lines of credit, as well as cash and cash equivalents, our liquidity position was Ps.115.7 billion as of June 30, 2025, which represented an increase of Ps.21.7 billion from our Ps.94.0 billion position as of December 31, 2024.

Our principal use of funds in the first six months of 2025 was the payment of debt maturities and capital expenditures. We serviced our debt maturities primarily with Ps.482.7 billion from borrowings and with Ps.94.5 billion received in equity capital contributions from the Mexican Government.

During 2025, work remains in progress for the construction of the Olmeca Refinery in Dos Bocas, Paraíso, Tabasco. Payments related to this project made in advance to contractors increased by Ps.0.1 billion, from Ps.4.0 billion as of December 31, 2024, to Ps.4.1 billion as of June 30, 2025.

As of June 30, 2025, we owed our suppliers Ps.430.5 billion, a 14.9% decrease as compared to the Ps.506.0 billion owed as of December 31, 2024. Despite these obligations, we believe net cash flows from our operating and financing activities, available cash from our available credit lines, equity contributions and cash and cash equivalents, will be sufficient to meet our working capital, debt service and capital expenditure requirements for the remainder of 2025. Our ability to raise cash from financing activities and any further contributions from the Mexican Government involves matters outside of our management’s control and there can be no assurance that such efforts may be successful.

The Ley de Ingresos de la Federación para el Ejercicio Fiscal (Federal Revenue Law) applicable to us as of January 1, 2025, provides for our incurrence of up to Ps.245.4 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.
As of June 30, 2025, our total indebtedness, including accrued interest, was Ps. 1,866.4 billion (U.S. $98.8 billion) in nominal terms, which represented a 5.7% decrease compared to our total indebtedness, including accrued interest, of Ps. 1,978.8 billion as of December 31, 2024. Ps. 957.4 billion (U.S. $50.7 billion) of our existing debt as of June 30, 2025, or 51.3%, is scheduled to mature in the next three years. Our working capital position slightly improved, moving from a negative working capital of Ps. 768.0 billion as of December 31, 2024, to a negative working capital of Ps. 754.9 billion (U.S. $40.0 billion) as of June 30, 2025. Our level of debt may increase further in the short or medium term as a result of new financing activities or future depreciation of the Mexican peso as compared to the U.S. dollar, which may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, equity capital contributions from the Mexican Government, drawdowns under our available credit facilities and refinancing our existing indebtedness and repurchase transactions. See Note 17-F to our condensed consolidated interim financial statements included herein for more information related to the actions we are taking to improve our financial position.
We currently have a substantial amount of employee benefits liabilities. Benefits to employees were 32.9% of our total liabilities as of June 30, 2025 and any adjustments recorded will affect our net income and/or comprehensive net income during the corresponding period. As of June 30, 20255, our substantial unfunded reserve for retirement pensions and seniority premiums was Ps. 1,358.5 billion.
Credit ratings address our creditworthiness and the likelihood of timely payment of our long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Our current ratings and the rating outlooks depend, in part, on economic conditions and other factors that affect credit risk and are outside our control, as well as assessments of the creditworthiness of Mexico.
On August 1, 2025, Fitch Ratings upgraded our long-term local and foreign currency issuer default to “BB” from “B+”. Fitch also removed its Rating Watch Positive and upgraded the rating of our senior unsecured notes outstanding to “BB” from “B+”/”RR4.”
On August 27, 2025, Moody’s Local México upgraded our long-term local currency senior unsecured debt ratings for our 12U, 14U, 14-2, and 15U notes to “AAA.mx” from “AA+.mx” and affirmed our outlook to stable from negative.

Any downgrade of our credit ratings, particularly those below investment grade, may have material adverse consequences on our ability to access the financial markets and/or our cost of financing. In turn, this could significantly harm our ability to meet our existing obligations, financial condition and results of operations. If such constraints occur at a time when our cash flow from operations is less than the resources necessary to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or utilize alternative financing mechanisms that do not constitute public debt. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations.
Additionally, such measures may not be sufficient to permit us to meet our obligations. For more information regarding our credit ratings, please see “Item 5—Liquidity and Capital Resources—Overview” in our Form 20-F.
Going Concern

Our condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that we can meet our payment obligations and our operating continuity. As we describe in Notes 17 and 19 to our condensed consolidated interim financial statements included herein, there exists significant doubt concerning our ability to continue operating as a going concern. We also discuss the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies in Notes 17 and 19 to our condensed consolidated interim financial statements included herein. We continue operating as a going concern, and our condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liquidity Position
We define liquidity as funds available under our lines of credit, as well as cash and cash equivalents. The following table summarizes our liquidity position as of June 30, 2025 and December 31, 2024.

	June 30, 2025		December 31, 2024
	(millions of pesos)
Borrowing base under lines of credit	Ps.	19,283	Ps.	5,142
Cash and cash equivalents	96,369		88,842
Liquidity	Ps.	115,652	Ps.	93,984
As of June 30, 2025, we had U.S.$5,738 million and Ps.20,500 million in credit lines in order to provide liquidity of which U.S.$540 million and Ps.7,500 million were available.

As of December 31, 2024, the outstanding amount under PMI Trading's revolving credit line was U.S.$206 million. From January 1 to June 30, 2025, PMI Trading obtained U.S.$340 million from its revolving credit line and repaid U.S.$400 million. As of June 30, 2025, the outstanding amount under this revolving credit line was U.S.$146 million and the available amount was U.S.$84 million.
Cash Flows from Operating, Financing and Investing Activities

During the first six months of 2025, net cash flows from operating activities decreased to Ps.98.8 billion, as compared to Ps.135.6 billion in the first six months of 2024. Net cash flows used in investing activities totaled Ps.(93.0) billion in the first six months of 2025, as compared to Ps.(155.4) billion in the same period of 2024. Net cash flows from financing activities totaled Ps.10.1 billion in the first six months of 2025, as compared to net cash flows used in financing activities of Ps.(0.3) billion in the same period of 2024.

As of June 30, 2025, our cash and cash equivalents totaled Ps.96.4 billion, as compared to Ps.88.8 billion at December 31, 2024. See Note 9 to our condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.

The following table summarizes our sources and uses of cash for the six-month periods ended June 30, 2025 and 2024:

	For the six-month period ended June 30,
	2025		2024
	(millions of pesos)
Net cash flows from operating activities	Ps.	98,803	Ps.	135,646
Net cash flows (used in) investing activities	(92,996)		(155,404)
Net cash flows from (used in) financing activities	10,078		(331)
Net increase (decrease) in cash and cash equivalents	Ps.	15,885	Ps.	(20,089)
________________
Note:     Numbers may not total due to rounding.

Recent Financing Activities

For our financing activities for the period from July 1, 2025 to August 28, 2025, see Note 19 to our condensed consolidated interim financial statements included herein. As of June 30, 2025, and as of the date of this report, we were not in default under any of our financing agreements.

Capital Expenditures

As of June 30, 2025, the adjusted capital expenditures budget of Ps.125.9 billion represented an increase of 1.3% in comparison to the initial budget for 2025. The increase is explained mainly by the net effect of a reduction in our Corporate segment for financial investment in an affiliated company and an increase in our Exploration and Extraction business segment in new development fields. The adjusted budget represents a decrease of 42.7% as compared to capital expenditures in 2024.

As of June 30, 2025, we have spent Ps.89.4 billion, or 71.0%, of the total capital expenditures budget for 2025.
Capital expenditures amounts are derived from the budgetary records of Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Logistics and Petróleos Mexicanos as of December 31, 2024. These amounts were prepared on a cash basis. Accordingly, these capital expenditure amounts do not reflect the acquisition of wells, pipelines, properties, plant and equipment of Ps.94.0 billion included in our condensed consolidated interim financial statements prepared in accordance with IFRS.

An increase in financial investment budget of Ps 0.13 billion has been designated for the subsidiary company Gasolinas Bienestar.

The following table shows our original and adjusted capital expenditures budget for 2025, both of which were prepared before the enactment of the New Organic Statute of Petróleos Mexicanos, which was published on May 30, 2025 and became effective on June 1, 2025. This information excludes non-capitalizable maintenance, as well as amounts spent as of June 30, 2025 by the former subsidiary entities listed below prior to their dissolution, and the same information for financial investments.

Capital Expenditures and Budget by Stated-owned subsidiary company

	2025 Original Budget (1)		2025 Adjusted Budget (2)		Actual spent as of June 30, 2025
	(millions of pesos)
Capital expenditures
Pemex Exploration and Production	Ps.	94,761	Ps.	96,184	Ps.	81,868
Pemex Industrial Transformation	21,036		21,036		4,288
Pemex Logistics	7,310		7,652		2,300
Petróleos Mexicanos	1,151		1,021		956
Total capital expenditures	Ps.	124,258	Ps.	125,893	Ps.	89,412

Total financial investment	Ps.	1,500	Ps.	1,630	Ps.	1,369
Note: Numbers may not total due to rounding.
n.a.: Not applicable.
(1) Amended budget was authorized on February 28, 2025. The original budget was published in the Official Gazette of the Federation on December 24, 2024.
(2) Adjusted budget authorized on June 30, 2025.
Source: Petróleos Mexicanos

Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics were dissolved effective as of March 19, 2025. For more information, see “Explanatory Note,” “Special Note Regarding Mexican Constitutional
Amendments” and “Item 4—Information on the Company—History and Development—Recent Energy Reform” in the
Form 20-F and Notes 1 and 6 to our condensed consolidated interim financial statements included herein .

Business Overview

Production

Our selected summary operating data is set forth below.

	Six months ended June 30,
	2025		2024		Change	%
Operating Highlights
Production
Liquids (tbpd) (1) (3)	1,605		1,783		(178.0)	(10.0)
Natural gas (mmcfpd) (2)(3)	3,504		3,720		(216.0)	(5.8)
Petroleum products (tbpd) (4)	995		985		10.0	1.0
Dry gas from plants (mmcfpd)	1,686		1,876		(190.0)	(10.1)
Natural gas liquids (tbpd)	130		151		(21.0)	(13.9)
Petrochemicals (tt)	643		580		63.0	10.9

Average crude oil exports (tbpd) (5)
Olmeca	73.5		26.7		46.8	175.3
Isthmus (6)	120.3		257.8		(137.5)	(53.3)
Maya (7)	411.4		477.8		(66.4)	(13.9)
Zapoteco	23.0		58.2		(35.2)	(60.5)
Total	628.2		820.5		(192.3)	(23.4)

Value of crude oil exports (value in millions of U.S. dollars) (5)	U.S.$	7,097.3	U.S.$	10,967.6	(3,870.3)	(35.3)

Average PEMEX crude oil export prices per barrel (8)
Olmeca	U.S.$	64.37	U.S.$	77.86	(13.5)	(17.3)
Isthmus	66.10		75.94		(9.8)	(13.0)
Maya	60.83		71.99		(11.2)	(15.5)
Altamira	59.37		67.85		(8.5)	(12.5)
Zapoteco	65.89		73.45		(7.6)	(10.3)
Weighted average price (9)	U.S.$	62.41	U.S.$	73.44	(11.0)	(15.0)

West Texas Intermediate crude oil average price per barrel (10)	U.S.$	67.75	U.S.$	78.81	(11.1)	(14.0)
Note: Numbers may not total due to rounding.
Tbpd = thousands of barrels per day.
mmcfpd = millions of cubic feet per day.
Tt = thousands of tons.
(1)Includes crude oil and condensates.
(2)Gas production does not include nitrogen.
(3)Does not consider the production of oil and gas corresponding to the partner.
(4)Production of gasoline, diesel, jet fuel and others.
(5)The volume and value of crude oil exports reflects customary adjustments by P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading Designated Activity Company (formerly P.M.I. Trading, Ltd., which we refer to as P.M.I. Trading DAC), P.M.I. Norteamérica, S.A. de C.V., (which we refer to as PMI-NASA, and, together with PMI and P.M.I. Trading DAC, we collectively refer to as the PMI Subsidiaries) to reflect the percentage of water in each shipment as of June 30, 2025.
(6)Includes Mexican Blend Salina Cruz (MXBSC) crude oil.
(7)Includes heavy crude oil Altamira and Talam.
(8)Average price during period indicated based on billed amounts.
(9)On August 28, 2025, the weighted average price of our crude oil export mix was U.S.$63.13 per barrel.
(10)On August 28, 2025, the West Texas Intermediate crude oil spot price was U.S.$64.01 per barrel.

Source: Petróleos Mexicanos and the PMI Subsidiaries.

Daily production of liquids decreased by 10.0% in the first six months of 2025, from 1,783 thousand barrels per day in the first six months of 2024, to 1,605 thousand barrels per day in the first six months of 2025. This decrease was mainly due to:

•a 7.0% decrease in the production of liquids in light crude oil, mainly due to the natural decline of the onshore fields Quesqui and Tupilco Profundo, as well as delays in the installation of marine infrastructure in the Xanab field and the back pressure reduction plant of the Quesqui field.

•a 12.6% decrease in the production of heavy crude oil, mainly due to the natural decline of the Maloob and Zaap offshore fields.

Production of natural gas decreased by 5.8% during the first six months of 2025, from 3,720 million cubic feet per day in the first six months of 2024 to 3,504 million cubic feet per day in the same period of 2025. This decrease was primarily due to the natural decline of the Quesqui, Ixtoc, Tizón, Etkal and Pokche fields and was partially offset by the start of production from the Bakte field and new wells in Ixachi.

Production of petroleum products increased by 10 thousand barrels per day or 1.0% during the first six months of 2025, from 985 thousand barrels per day in the first six months of 2024 to 995 thousand barrels per day in the first six months of 2025. Total production of gasoline, diesel and jet fuel during the six-month period ended June 30, 2025 was 596 thousand barrels per day, an increase of 49 thousand barrels per day compared to the same period of the previous year.

During the first six months of 2025, the yield of gasoline, diesel, and jet fuel increased by 3.7 percentage points compared to the same period in 2024, rising from 58.3% to 62% as a result of improved reliability of processing units through the rehabilitation program of the National Refining System.

Fuel oil production decreased by 68 thousand barrels per day, from 299 thousand barrels per day in the first six months of 2024 to 231 thousand barrels per day in the same period of 2025, reflecting the positive impact of the maintenance program.

Dry gas production decreased by 10.1% during the first six months of 2025, as compared to the same period of 2024. This decrease was mainly due by lower gas production in the Nuevo Pemex, Ciudad Pemex and Burgos gas processing complexes.

Natural gas liquids production decreased by 13.9% during the first six months of 2025, as compared to the same period of 2024, primarily due to reduced production of gas liquids at the Nuevo Pemex gas processing complex.

Petrochemicals production increased by 63 thousand tons or 10.9% during the first six months of 2025, as compared to the same period of 2024. This increase was mainly the result of improved performance in the following areas:

•The production of ammonia was 24 thousand tons higher than in the same period of 2024.
•The production of carbon dioxide, was 14 thousand tons higher than the previous year.

These increases were achieved through the continuous operation of the Ammonia VI plant at the Cosoleacaque petrochemical complex.

Industrial Transformation

Crude oil processing averaged 961 thousand barrels per day during the first six months of 2025, which represented an increase of 24 thousand barrels per day, or 2.6%, as compared to the same period of 2024.This increase in crude oil processing at our refineries during the first half of 2025, compared to the same period in 2024, was the result of Pemex's strategy of maintaining continuous operations, along with the operation of two trains at the Olmeca refinery. During the first half of 2025, the Olmeca refinery reached a peak crude oil processing level of 233 thousand barrels per day.

Deer Park Refinery

Production

Our selected summary operating data is set forth below.

	Six months ended June 30,
	2025	2024	Change	%
Operating Highlights
Production
Petroleum products (tbpd)	303	271	32.0	11.8
Dry gas from plants (tbpd)	14	13	1.0	7.7
Natural gas liquids (tbpd)	12	10	2.0	20.0
Petrochemicals (tbpd)	15	12	3.0	25.0

Tbpd = thousands of barrels per day.

Source: Deer Park’s statistical and accounting information systems.

From January 1 to June 30, 2025, the Deer Park Refinery processed 294.9 thousand barrels per day of crude oil and produced 302.7 thousand barrels per day of petroleum products, of which 45.9% were distillates.

Gasolinas Bienestar, S.A. de C.V.

Since July 2023, Gasolinas Bienestar, S.A. de C.V., our wholly owned subsidiary, acquires crude oil and petroleum products from certain of our affiliates for export to the Republic of Cuba. In the six months ended June 30, 2025, Gasolinas Bienestar, S.A. de C.V. exported 17.9 thousand barrels per day of crude oil and 1.7 thousand barrels per day of petroleum products in the aggregate amount of Ps.5.3 billion (U.S.$0.3 billion). Such sales represented 3.3% of total exports of crude oil and 1.8% of total export sales of petroleum products, respectively. Sales by Gasolinas Bienestar, S.A. de C.V. are made under peso-denominated contracts at prevailing market rates. We have procedures in place to ensure such sales are carried out in compliance with applicable law.
Strategic Plan 2025-2030

On August 5, 2025, we presented our Plan Estratégico 2025–2035 (the “Strategic Plan”), a ten-year roadmap grounded in the principles of energy sovereignty, security and sustainable development, that aims to restore and enhance our operational, financial and institutional conditions in line with Mexico’s national energy policy. The Strategic Plan is structured along two general strategies:

•Operational strategy: aims to boost production across hydrocarbons, petrochemicals and fertilizers while reducing greenhouse gas (GHG) emissions and reinforcing social responsibility.

•Capitalization and financing strategy: aims to strengthen our financial stability through capital structure optimization, debt reduction and restructuring, cost reduction and sustainable financing.

The Strategic Plan’s operational strategy aims to increase production levels of crude oil and natural gas, with the goal of producing 1.8 million barrels per day of crude oil and 5 billion cubic feet per day of natural gas by 2028. To achieve these objectives, our operational strategy contemplates plans to drill new exploration wells, undertake seismic studies across a wide acreage and seek to add an estimated two billion barrels of proved reserves. The Strategic Plan emphasizes optimizing existing infrastructure to increase production, including at the Dos Bocas and Deer Park refineries, coking projects in Tula and Salina Cruz, and petrochemical facilities in Cosoleacaque, Morelos, Cangrejera, Independencia and Escolín. The Strategic Plan also includes initiatives to restore fertilizer and ammonia production and develop new capacity through partnerships, such as the planned Escolín urea complex. Finally, the operational strategy prioritizes projects that enhance energy efficiency and reduce greenhouse gas emissions through cogeneration facilities and new technologies, and emphasizes the importance of diversifying into operations in emerging sectors, including solar, wind, geothermal, hydrogen, biofuels and lithium extraction.

Our capitalization and financing strategy prioritizes (i) refinancing of existing market and bank debt to improve maturity profiles and reduce financing costs, (ii) addressing and progressively reducing commercial debt owed to suppliers and contractors, (iii) simplifying the applicable fiscal regime to strengthen cash flow generation, (iv) enhancing efficiency in the management of budgetary resources and (v) maintaining strict operational and financial discipline. The Strategic Plan also provides for the use of private-sector co-investment schemes in upstream, petrochemical, cogeneration, fertilizers, and energy transition projects, structured with clear risk and benefit-sharing mechanisms. The Strategic Plan aims to reduce consolidated financial debt from approximately U.S.$99 billion to U.S.$89 billion by year-end 2025, and to further reduce debt levels to approximately U.S.$77 billion by 2030.

The Strategic Plan underscores that, while we may continue to benefit from support from the Mexican Government, particularly through a simplified fiscal regime and targeted capital contribution, the measures contained therein are designed to strengthen our balance sheet, reduce reliance on federal contributions and ensure sufficient financial flexibility to support productive investment and Mexico’s broader energy policy objectives.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEOS MEXICANOS

By:	/s/ José Alberto Jiménez Hernández
Name: José Alberto Jiménez Hernández
Title: Associate Managing Director of Finance
Date: September 2, 2025
FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•exploration and production activities, including drilling;
•activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;
•activities relating to our lines of business;
•projected and targeted capital expenditures and other costs;
•trends in international and Mexican crude oil and natural gas prices;
•liquidity and sources of funding, including our ability to continue operating as a going concern;
•farm-outs, joint ventures and strategic alliances with other companies; and
•the monetization of certain of our assets.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;
•credit ratings and limitations on our access to sources of financing on competitive terms;
•our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;
•the level of financial and other support we receive from the Mexican Government;
•national or international public health events, including the outbreak of pandemics or contagious disease;
•the outbreak of military hostilities, including an escalation of the military conflict involving Russia and Ukraine, the conflict in the Middle East and disruptions to shipping operations in the Red Sea;
•effects on us from competition, including on our ability to hire and retain skilled personnel;
•uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
•technical difficulties;
•significant developments in the global economy;
•significant economic or political developments in Mexico and the United States;

•developments affecting the energy sector;
•changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;
•receipt of governmental approvals, permits and licenses;
•natural disasters, accidents, blockades and acts of sabotage or terrorism;
•the cost and availability of adequate insurance coverage; and
•the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Financial Position
As of June 30, 2025 and December 31, 2024
(Figures stated in thousands, except as noted)

Assets	Note	June 30, 2025		December 31, 2024

Current assets:
Cash and cash equivalents	8,9	Ps.	96,368,581	88,841,826
Customers, net	7,8,10-A	119,957,658		126,733,175
Other financing receivables	7,8,10-B	46,273,650		32,330,944
Other non-financing receivables	7,8,10-B	51,721,962		74,532,913
Inventories	11	98,557,157		88,569,989
Government Bonds	14-A	25,078,357		14,740,032
Derivative financial instruments	8	19,591,291		9,203,958
Other current assets	8	2,137,066		4,601,883
Total current assets	6	459,685,722		439,554,720
Non-current assets:
Investments in associates	8	3,716,154		2,692,938
Wells, pipelines, properties, plant and equipment, net	12	1,563,908,407		1,650,532,712
Rights of use assets		42,453,136		41,964,533
Long-term notes receivable, net of current portion	8	991,032		1,021,778
Government Bonds	14-A	—		21,135,321
Deferred income taxes and duties		6,833,306		7,033,529
Intangible assets, net	13	12,796,940		17,088,277
Other assets	14-B	29,317,548		27,728,775
Total non-current assets	6	1,660,016,523		1,769,197,863
Total assets		Ps.	2,119,702,245	2,208,752,583
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Financial Position
As of June 30, 2025 and December 31, 2024
(Figures stated in thousands, except as noted)

Liabilities	Note	June 30, 2025		December 31, 2024

Short-term debt and current portion of long-term debt	8,15	Ps.	529,461,787	425,218,517
Short-term leases	8	10,037,881		8,628,404
Suppliers	8	430,540,235		505,989,382
Income taxes and duties payable		84,366,511		85,941,389
Accounts and accrued expenses payable	8	76,573,050		72,773,222
Derivative financial instruments	8	83,567,475		108,972,467
Total current liabilities	6	1,214,546,939		1,207,523,381
Long-term liabilities:
Long-term debt, net of current portion	8,15	1,336,889,970		1,553,553,738
Long-term leases, net of current portion	8	35,681,855		38,196,862
Employee benefits		1,358,540,943		1,232,589,895
Provisions for sundry creditors	16	159,165,620		137,835,561
Other liabilities		15,646,204		17,692,458
Deferred income taxes		4,817,247		5,136,424
Total long-term liabilities	6	2,910,741,839		2,985,004,938
Total liabilities		Ps.	4,125,288,778	4,192,528,319
Equity (deficit)	6,17
Controlling interest:
Certificates of Contribution “A”		1,447,255,404		1,352,716,466
Mexican Government contributions		66,730,591		66,730,591
Legal reserve		1,002,130		1,002,130
Accumulated other comprehensive result		153,422,615		285,954,621
Accumulated deficit:
From prior years		(3,689,905,157)		(2,909,489,303)
Net income (loss) for the year		16,193,513		(780,415,854)
Total controlling interest		(2,005,300,904)		(1,983,501,349)
Total non-controlling interest		(285,629)		(274,387)
Total equity (deficit)		(2,005,586,533)		(1,983,775,736)
Total liabilities and equity (deficit)		Ps.	2,119,702,245	2,208,752,583
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Comprehensive Income
For the six-month periods ended June 30, 2025, and 2024
(Figures stated in thousands, except as noted)

	Note	2025		2024

Net revenues
Domestic	6,7	Ps.	490,923,981	481,825,986
Export	6,7	295,198,265		332,238,322
Services income	6,7	1,088,279		1,362,137
Total revenues		787,210,525		815,426,445
(Impairment) of wells, pipelines, properties, plant and equipment, net	6	(40,193,684)		(17,548,991)
Cost of sales	6	587,829,302		685,751,323
Gross income	6	159,187,539		112,126,131
Distribution, transportation and sale expenses	6	11,267,346		7,732,620
Administrative expenses	6	104,461,951		84,476,456
Other revenues	6	16,435,185		8,581,117
Other expenses	6	7,405,536		3,452,548
Operating income	6	52,487,891		25,045,624
Financing income (1)	6	7,087,585		10,194,451
Financing cost (2)	6	79,868,780		71,100,482
Derivative financial instruments income (cost), net	6	20,932,405		(15,783,317)
Foreign exchange income (loss), net	6	119,627,066		(126,295,142)
Sum of financing income, financing cost, derivative financial instruments income (cost), net and foreign exchange income (loss), net		67,778,276		(202,984,490)
Profit sharing in associates	6	366,102		265,216
Welfare oil duty		103,067,978		—
Income (loss) before duties, taxes and other		17,564,291		(177,673,650)
Profit sharing duty, net		—		77,121,107
Income tax expense		1,376,867		13,852,600
Total duties, taxes and other	6	1,376,867		90,973,707
Net income (loss)	6	Ps.	16,187,424	(268,647,357)
Other comprehensive results:
Items that will be reclassified subsequently:
Currency translation effect		(36,971,023)		39,746,121
Items that will not be reclassified:
Actuarial (losses) gains - employee benefits, net of taxes		(95,566,136)		131,130,599
Total other comprehensive results		(132,537,159)		170,876,720
Total comprehensive (loss)		Ps.	(116,349,735)	(97,770,637)
Net income (loss) attributable to:
Controlling interest		16,193,513		(268,619,086)
Non-controlling interest		(6,089)		(28,271)
Net income (loss)		16,187,424		(268,647,357)
Other comprehensive results attributable to:
Controlling interest		(132,532,006)		170,871,489
Non-controlling interest		(5,153)		5,231
Total other comprehensive results		(132,537,159)		170,876,720
Comprehensive (loss) income:
Controlling interest		(116,338,493)		(97,747,597)
Non-controlling interest		(11,242)		(23,040)
Total comprehensive (loss)		Ps.	(116,349,735)	(97,770,637)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(1)Includes financing income from investments and gain on discount rate of plugging of wells in 2025 and 2024.
(2)Mainly interest on debt.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Comprehensive Income
For the three-month periods ended June 30, 2025, and 2024
(Figures stated in thousands, except as noted)

	Note	2025		2024

Net revenues
Domestic	6,7	Ps.	252,664,591	246,295,654
Export	6,7	138,391,411		162,549,297
Services income	6,7	565,020		683,115
Total revenues		391,621,022		409,528,066
(Impairment) of wells, pipelines, properties, plant and equipment, net	6	(34,573,356)		(9,903,148)
Cost of sales	6	306,874,481		363,565,950
Gross income	6	50,173,185		36,058,968
Distribution, transportation and sale expenses	6	7,022,655		5,236,938
Administrative expenses	6	57,546,077		43,751,747
Other revenues	6	4,073,061		4,331,494
Other expenses	6	777,253		2,753,666
Operating (loss)	6	(11,099,739)		(11,351,889)
Financing income (1)	6	2,318,433		3,655,162
Financing cost (2)	6	38,466,912		37,014,725
Derivative financial instruments income (cost), net	6	19,084,845		(10,064,456)
Foreign exchange income (loss), net	6	134,685,055		(159,683,239)
Sum of financing income, financing cost, derivative financial instruments income (cost), net and foreign exchange income (loss), net		117,621,421		(203,107,258)
Profit sharing in associates	6	298,801		234,319
Welfare oil duty		47,225,596		—
Income (loss) before duties, taxes and other		59,594,887		(214,224,828)
Profit sharing duty, net		—		45,972,245
Income tax expense		78,531		13,132,490
Total duties, taxes and other	6	78,531		59,104,735
Net income (loss)	6	Ps.	59,516,356	(273,329,563)
Other comprehensive results:
Items that will be reclassified subsequently:
Currency translation effect		(38,245,983)		45,735,321
Items that will not be reclassified:
Actuarial gains (losses) - employee benefits, net of taxes		—		131,130,561
Total other comprehensive results		(38,245,983)		176,865,882
Total comprehensive income (loss)		Ps.	21,270,373	(96,463,681)
Net income (loss) attributable to:
Controlling interest		59,520,793		(273,315,188)
Non-controlling interest		(4,437)		(14,375)
Net income (loss)		59,516,356		(273,329,563)
Other comprehensive results attributable to:
Controlling interest		(38,240,802)		176,860,369
Non-controlling interest		(5,181)		5,513
Total other comprehensive results		(38,245,983)		176,865,882
Comprehensive income (loss):
Controlling interest		21,279,991		(96,454,819)
Non-controlling interest		(9,618)		(8,862)
Total comprehensive income (loss)		Ps.	21,270,373	(96,463,681)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(1)Includes financing income from investments and gain on discount rate of plugging of wells in 2025 and 2024.
(2)Mainly interest on debt.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Changes in Equity (deficit)
For the six-month periods ended June 30, 2025 and 2024
(Figures stated in thousands, except as noted) (See Note 17)

	Controlling interest
					Accumulated other comprehensive result		Accumulated deficit
	Certificates of Contribution “A”		Mexican Government contributions	Legal reserve	Cumulative currency translation effect	Actuarial (losses) gains on employee benefits effect	For the year	From prior years	Total		Non- controlling interest	Total Equity (deficit)
Balances as of December 31, 2023	Ps.	1,196,207,416	66,730,591	1,002,130	(28,679,410)	21,366,405	8,106,714	(2,917,596,017)	Ps.	(1,652,862,171)	(116,639)	Ps.	(1,652,978,810)
Transfer to accumulated deficit	—		—	—	—	—	(8,106,714)	8,106,714	—		—	—
Increase in Certificates of Contribution “A”	145,000,000		—	—	—	—	—	—	145,000,000		—	145,000,000
Total comprehensive (loss) income	—		—	—	39,741,015	131,130,474	(268,619,086)	—	(97,747,597)		(23,040)	(97,770,637)
Balances as of June 30, 2024	Ps.	1,341,207,416	66,730,591	1,002,130	11,061,605	152,496,879	(268,619,086)	(2,909,489,303)	(1,605,609,768)		(139,679)	Ps.	(1,605,749,447)

Balances as of December 31, 2024	Ps.	1,352,716,466	66,730,591	1,002,130	61,416,390	224,538,231	(780,415,854)	(2,909,489,303)	Ps.	(1,983,501,349)	(274,387)	Ps.	(1,983,775,736)
Transfer to accumulated deficit	—		—	—	—	—	780,415,854	(780,415,854)	—		—	—
Increase in Certificates of Contribution “A”	94,538,938		—	—	—	—	—	—	94,538,938		—	94,538,938
Total comprehensive (loss) income	—		—	—	(36,965,870)	(95,566,136)	16,193,513	—	(116,338,493)		(11,242)	(116,349,735)
Balances as of June 30, 2025	Ps.	1,447,255,404	66,730,591	1,002,130	24,450,520	128,972,095	16,193,513	(3,689,905,157)	Ps.	(2,005,300,904)	(285,629)	Ps.	(2,005,586,533)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Cash Flows
For the six-month periods ended June 30, 2025 and 2024
(Figures stated in thousands, except as noted)

	2025		2024

Operating activities:
Net income (loss)	Ps.	16,187,424	(268,647,357)
Welfare oil duty	103,067,978		—
Income taxes and duties	1,376,867		90,973,707
Depreciation and amortization of wells, pipelines, properties, plant and equipment	73,397,952		74,258,629
Amortization of intangible assets	96,994		176,074
Impairment of wells, pipelines, properties, plant and equipment	40,193,684		17,548,991
Capitalized unsuccessful wells	7,148,537		4,492,742
Unsuccessful wells from intangible assets	3,363,914		10,836,456
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	1,570,960		2,308,100
Depreciation of rights of use	3,067,589		2,915,676
Unrealized foreign exchange loss in discount rate of reserve for well abandonment	4,238,600		2,369,541
(Profit) sharing in associates, net	(366,102)		(265,216)
Unrealized foreign exchange (income) loss	(111,858,331)		120,285,924
Financing cost	79,868,780		71,100,482
Financing income	(7,087,585)		(10,194,451)
Funds from operating activities	214,267,261		118,159,298
Profit-sharing duty and Welfare duty paid	(102,240,195)		(46,370,908)
Derivative financial instruments	(35,792,326)		18,854,905
Customers and accounts receivable	17,322,603		63,624,066
Inventories	(19,102,156)		12,181,564
Accounts payable and accrued expenses	3,799,828		11,092,235
Suppliers	(27,995,360)		11,194,290
Provisions for sundry creditors	22,056,462		4,023,506
Employee benefits	30,384,912		28,437,611
Other taxes and duties	(3,898,478)		(85,551,012)
Net cash flows from operating activities	98,802,551		135,645,555
Investing activities
Interest collected	4,318,604		3,484,930
Other assets	876,043		2,681,881
Acquisition of wells, pipelines, properties, plant and equipment	(94,016,601)		(145,395,723)
Acquisition of intangible assets	(4,173,926)		(16,175,200)
Net cash flows (used in) investing activities	(92,995,880)		(155,404,112)
Financing activities:
Increase in equity due to Certificates of Contribution “A”	94,538,938		145,000,000
Collections from the Mexican Government	10,765,584		10,732,626
Interest collected from the Mexican Government	1,152,297		2,764,716
Lease payments	(3,354,109)		(3,402,331)
Interest of lease paid	(959,689)		(924,286)
Loans obtained from financial institutions	482,723,731		536,422,333
Debt payments, principal only	(494,440,865)		(620,190,507)
Interest paid	(80,348,383)		(70,733,122)
Net cash flows from (used in) financing activities	10,077,504		(330,571)
Net increase (decrease) in cash and cash equivalents	15,884,175		(20,089,128)
Effects of foreign exchange on cash balances	(8,357,420)		18,077,283
Cash and cash equivalents at the beginning of the period	88,841,826		68,747,376
Cash and cash equivalents at the end of the period (Note 9)	Ps.	96,368,581	66,735,531
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 1.    STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS STATED-OWNED PUBLIC COMPANY AND SUBSIDIARY COMPANIES
Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (“Official Gazette of the Federation”) on July 20, 1938 and came into effect on that date. On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation. This Decree came into effect on December 21, 2013 and includes transitional articles setting forth the general framework and timeline for implementing legislation relating to the energy sector.
On August 11, 2014, the Ley de Petróleos Mexicanos (the “2014 Petróleos Mexicanos Law”) was published in the Official Gazette of the Federation. The 2014 Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (the “Ministry of Energy”) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt came into effect. On June 10, 2015, the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and the following day the special regime for acquisitions, leases, services and public works matters came into effect.
Once the 2014 Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in the United Mexican States (“Mexico”), as well as refining, processing, storing, transporting, selling and trading in these products.
On October 31, 2024, amendments to Articles 25, 27 and 28 of the Mexican Constitution were signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation as the Energy Reform Decree. The Energy Reform Decree took effect on November 1, 2024 and transformed the legal regime of Petróleos Mexicanos from an empresa productiva del Estado (productive state-owned company) to an empresa pública del Estado (state-owned public company). The Energy Reform Decree reaffirmed the Mexican nation’s ownership of the hydrocarbons located Mexico’s subsoil and included transitional articles setting forth the general framework and timeline for its implementation through secondary legislation.
On March 12, 2025, the Mexican Congress approved the secondary legislation, which was subsequently signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation on March 18, 2025. The secondary legislation took effect on March 19, 2025 and included six new laws, including the Ley de la Empresa Pública del Estado, Petróleos Mexicanos (the “2025 Petróleos Mexicanos Law”). Pursuant to the 2025 Petróleos Mexicanos Law, Petróleos Mexicanos is wholly owned by the Mexican Government and categorized under the Ministry of Energy.

The 2025 Petróleos Mexicanos Law dissolved the subsidiary entities Pemex Exploración y Producción (“Pemex Exploration and Production”), Pemex Transformación Industrial (“Pemex Industrial Transformation”) and Pemex Logística (“Pemex Logistics”) each of which were, until March 19, 2025, productive state-owned subsidiaries of Petróleos Mexicanos empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos. All of the assets, liabilities, rights and obligations of the subsidiary entities were assumed by, and transferred at historical cost without gain or loss to Petróleos Mexicanos and it became the successor of the subsidiary entities as a matter of Mexican law. The 2025 Petróleos Mexicanos Law does not affect any payment obligations previously contracted, nor does it alter the guarantees provided by Petróleos Mexicanos or the dissolved entities, whether in Mexico or abroad, where Petróleos Mexicanos is the beneficiary.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Prior to their dissolution, the primary purpose of the subsidiary entities, were as follows:
•Pemex Exploration and Production: This entity was in charge of the exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad, as well as drilling services and repair and services of wells;
•Pemex Industrial Transformation: This entity performed activities related to refining, transformation, processing, importing, exporting, trading and the sale of hydrocarbons, petroleum products, natural gas and petrochemicals, as well as commercialized, distributed and traded methane, ethane and propylene, directly or through others; and
•Pemex Logistics: This entity provided transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provided guard and management services.
Prior to the dissolution, the principal distinction between the subsidiary entities and the Subsidiary Companies (as defined below) was that the subsidiary entities were productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.
On May 22, 2025, the Board of Directors of Petróleos Mexicanos approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos or the “New Organic Statute”). The New Organic Statute was published in the Official Gazette of the Federation on May 30, 2025, and became effective on June 1, 2025. The New Organic Statute establishes the new structure and organization of PEMEX. Changes derived from this new structure and how PEMEX’s primary business are now conducted are disclosed in Note 6.

The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos. “Associates,” as used herein, means those companies in which Petróleos Mexicanos has significant influence but not control or joint control over its financial and operating policies.

Petróleos Mexicanos, State-Owned Public Company and the Subsidiary Companies are referred to collectively herein as “PEMEX”.
PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Alcaldía Miguel Hidalgo, 11300, Ciudad de México, México.
NOTE 2.    AUTHORIZATION AND BASIS OF PREPARATION
Authorization

On September 2, 2025, these condensed consolidated interim financial statements and the notes hereto were authorized for issuance by the following officers: Mr. Víctor Rodríguez Padilla, Chief Executive Officer, Mr. Juan Carlos Carpio Fragoso, Chief Financial Officer, Mr. Óscar René Orozco Piliado, Deputy Director of Accounting and Mr. Ernesto Balcázar Hernández, Associate Managing Director of Accounting.

Basis of preparation
A.    Statement of compliance
PEMEX prepared its condensed consolidated interim financial statements as of June 30, 2025 and December 31, 2024, and for the three- and six-month periods ended June 30, 2025 and 2024, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

These condensed consolidated interim financial statements do not include all the information and disclosures required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2024. PEMEX estimates that there is no significant impact on its condensed consolidated interim financial statements due to the seasonality of operations. These condensed consolidated interim financial statements follow the same accounting policies and methods of computation as PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2024.
B.    Basis of accounting
These condensed consolidated interim financial statements have been prepared using the historical cost basis method, except for the following items, which have been measured using an alternative basis.

ITEM	BASIS OF MEASUREMENT
Derivative Financial Instruments (“DFIs”)	Fair Value

Employee Benefits	Fair Value of plan assets less present value of the obligation (defined benefit plan)
C.    Going concern
The condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX will be able to continue its operations and can meet its payment obligations for a reasonable period (See Note 17-F).
D.    Functional and reporting currency
These condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:
i.    The economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;
ii.    The budget through which Petróleos Mexicanos operates as an entity of the Mexican Government, including the ceiling for personnel services, is elaborated, approved and exercised in Mexican pesos;
iii.    Employee benefits provision was 33% and 29% of PEMEX’s total liabilities as of June 30, 2025 and December 31, 2024, respectively. This provision is computed, denominated and payable in Mexican pesos; and
iv.    Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.
Although the sales prices of certain products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.
With regards to PEMEX’s foreign currency (export sales, borrowings, etc.), Mexico’s monetary policy regulator, the Banco de México (“Mexican Central Bank”), requires that Mexican Government entities other than financial entities sell their foreign currency to the Mexican Central Bank in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.
Terms definition
References in these condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S.$” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.
E.    Use of judgments and estimates
The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period. Actual results may differ from these estimates.
Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the periods in which any estimates are revised and in any future periods affected by such revision.
The significant judgements made by management in applying PEMEX’s accounting policies and the key sources of estimation uncertainty were the same as those described in PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2024.
i.Measurement of fair values
Some of PEMEX’s accounting policies and disclosures require the measurement of the fair values of financial assets and liabilities, as well as non-financial assets and liabilities. PEMEX has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, PEMEX uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

PEMEX recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 3.    MATERIAL ACCOUNTING POLICIES
The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the preparation of PEMEX’s annual consolidated financial statements as of and for the year ended December 31, 2024, except for the adoption of new standards effective as of January 1, 2025. However, these new standards have not had a material effect on the condensed consolidated interim financial statements of PEMEX.
NOTE 4.    NEW ACCOUNTING STANDARDS AND RECENTLY ISSUED ACCOUNTING STANDARDS

New Accounting Standards

A number of new standards are effective for annual periods beginning after January 1, 2025 and earlier application is permitted; however, PEMEX has not early adopted the new or amended standards in preparing these condensed consolidated interim financial statements.

The following amended standards and interpretations are not expected to have a significant impact on PEMEX’s condensed consolidated interim financial statements:

Recently Issued Accounting Standards

i. Applicable as of January 1, 2025

•Lack of Exchangeability (Amendments to IAS 21)
•Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
•Subsidiaries without Public Accountability Disclosures (IFRS 19)

ii. Applicable as of January 1, 2027

•Presentation and Disclosure in Financial Statements (IFRS 18). PEMEX is in the process of assessing the impact of IFRS 18 to meet the new presentation and disclosure requirements.

NOTE 5.    SUBSIDIARY COMPANIES
As of June 30, 2025 and December 31, 2024, the consolidated Subsidiary Companies are as follows:

•P.M.I. Trading, DAC. (“PMI Trading”) (i)(iii)(vii)
•P.M.I. Holdings Petróleos España, S.L.U. (“HPE”) (i)(iii)(v)
•P.M.I. Services North America, Inc. (“PMI SUS”) (i)(iii)(vi)
•P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”) (i)(iii)(iv)
•P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”) (i)(ii)(iv)
•PMI Campos Maduros SANMA, S. de R.L. de C.V. (“SANMA”) (iii)(iv)(xiii)
•Pro-Agroindustria, S.A. de C.V. (“AGRO”) (iii)(iv)
•PTI Infraestructura de Desarrollo, S.A. de C.V. (“PTI ID”) (iii)(iv)
•P.M.I. Servicios Portuarios Transoceánico, S.A. de C.V. (“PMI SP”) (iii)(iv)
•Pemex Procurement International, Inc. (“PPI”) (iii)(vi)

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

•Pemex Finance Limited (“FIN”) (iii)(ix)(xii)
•Mex Gas Internacional, S.L. (“MGAS”) (iii)(iv)
•Pemex Desarrollo e Inversión de Proyectos, S.A. de C.V. (“PDII”) (iii)(iv)
•KOT Insurance Company, AG. (“KOT”) (iii)(viii)
•PPQ Cadena Productiva, S.L.U. (“PPQCP”) (iii)(v)(xi)
•I.I.I. Servicios, S.A. de C.V. (“III Servicios”) (iii)(iv)
•PMI Ducto de Juárez, S. de R.L. de C.V. (“PMI DJ”) (i)(iii)(iv)
•PMX Fertilizantes Holding, S.A. de C.V. (“PMX FH”) (iii)(iv)
•PMX Fertilizantes Pacífico, S.A. de C.V. (“PMX FP”) (iii)(iv)
•Grupo Fertinal, S.A. de C.V. (“GP FER”) (iii)(iv)
•Compañía Mexicana de Exploraciones, S.A. de C.V. (“COMESA”) (ii)(iv)(xi)
•P.M.I. Trading México, S.A. de C.V. (“TRDMX”) (i)(iii)(iv)
•Holdings Holanda Services, B.V. (“HHS”) (iii)(x)
•Deer Park Refining Limited Partnership (“Deer Park” or “DPRLP”) (i)(iii)(vi)
•Gasolinas Bienestar, S.A. de C.V. (“GASOB”) (iii)(iv)

(i)Member Company of the “PMI Subsidiaries”.
(ii)Non-controlling interest company (98.33% in PMI CIM and 60.00% in COMESA).
(iii)Petróleos Mexicanos owns 100.00% of the interests in this Subsidiary Company.
(iv)Operates in Mexico.
(v)Operates in Spain.
(vi)Operates in the United States of America.
(vii)Operates in Ireland.
(viii)Operates in Switzerland.
(ix)Operates in the Cayman Islands.
(x)Operates in the Netherlands.
(xi)This company is in process of liquidation.
(xii)This company was liquidated in September 2024.
(xiii)This company was liquidated in December 2024.
NOTE 6.    SEGMENT FINANCIAL INFORMATION

PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. As of June 30, 2024 and December 31, 2024 and PEMEX’s operations were conducted through seven business segments:

•Exploration and Production;
•Industrial Transformation;
•Logistics;
•Deer Park;
•the Trading Companies;
•Corporate; and
•Other Operating Subsidiary Companies.

Following the dissolution of the subsidiary entities on March 19, 2025 and pursuant the New Organic Statute, as of June 1,
2025, PEMEX’s operations are now conducted through six segments:

•Exploration and Extraction;
•Industrial Processes;

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

•Energy Transformation;
•Deer Park;
•the Trading Companies; and
•Other Operating Subsidiary Companies.

The primary sources of revenue for PEMEX’s business segments are as described below:
•The Exploration and Extraction segment (formerly Exploration and Production) earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Crude oil export sales are made through the agent subsidiary company PMI CIM, to 12 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is transferred to the Industrial Processes segment. Additionally, it receives income from drilling services, and servicing and repairing wells.
•The Industrial Processes segment (formerly Industrial Transformation) earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Eletricity Commission, or “CFE”) and a significant portion of jet fuel produced to the Aeropuertos y Servicios Auxiliares (Airports and Auxiliary Services Agency or "ASA"). The refining segment’s most important products are different types of gasoline and diesel.
•The Energy Transformation segment (previously included in the Industrial Transformation segment) earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics, ammonia, fertilizers and its derivatives.
•The Deer Park segment includes DPRLP’s operations, generates revenues from sales of distillates and gasoline in the U.S. market.
•The Trading Companies segment, which consists of PMI CIM, PMI NASA, PMI Trading, MGAS and GASOB (the “Trading Companies”), earns revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.
•The segment related to the Other Operating Subsidiary Companies provides transportation and storage of crude oil, petroleum products and petrochemicals, administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX’s subsidiary entities and companies with industrial activities. As of March 19, 2025 this segment includes the Logistics and Corporate activities, previously reported as separate segments.
•The Logistics segment (until March 18, 2025) earned income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products. As of March 19, 2025, this activity is included in the Other Operating Subsidiary Companies segment.
•The Corporate segment (until March 18, 2025) provided administrative, financing and consulting services to PEMEX’s subsidiary entities and companies. As of March 19, 2025, this activity is included in the Other Operating Subsidiary Companies segment.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. The columns before intersegment eliminations include unconsolidated figures. As a result, the line items presented below may not total. These reporting segments are those which PEMEX’s management evaluates in its analysis and on which it bases its decision-making. These reporting segments are presented in PEMEX’s reporting currency.
For the six- and three-month periods ended June 30, 2024, PEMEX presents the operating segments as they existed prior to the enactment of the 2025 Petróleos Mexicanos Law and the New Organic Statute, this information is not comparable to the 2025 amounts due to the unavailability to obtain these figures. For the three- and six-month periods ended June 30, 2025, PEMEX presents the operating segments in accordance with PEMEX's new organizational structure under the New Organic Statute (see Note 1).

As of/for the six-month period ended June 30, 2025	Exploration and Extraction		Industrial Processes	Energy Transformation	DPRLP	Trading Companies	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	126,009,210	256,729,007	43,014,520	86,773,298	259,927,115	13,669,096	—	Ps.	786,122,246
Intersegment	109,304,916		149,458,896	12,817,193	10,157,247	224,281,594	64,035,152	(570,054,998)	—
Services income	8,345		51,809	3,716	—	757,842	266,567	—	1,088,279
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	(37,993,336)		(8,950,886)	6,750,538	—	—	—	—	(40,193,684)
Cost of sales	170,389,112		289,862,435	52,869,419	94,572,264	470,693,725	67,231,106	(557,788,759)	587,829,302
Transfer of good and services	(90,411,716)		82,804,118	16,970,941	—	—	(8,798,860)	(564,483)	—
Gross income (loss)	117,351,739		24,622,273	(7,254,393)	2,358,281	14,272,826	19,538,569	(11,701,756)	159,187,539
Distribution, transportation and sale expenses	97,720		5,887,396	7,070,774	—	32,468	316,864	(2,137,876)	11,267,346
Administrative expenses	21,791,284		21,519,389	4,347,390	982,592	1,788,577	63,292,687	(9,259,968)	104,461,951
Transfer of services	46,139,526		11,022,652	1,237,460	—	—	(58,001,090)	(398,548)	—
Other revenue	10,915,544		1,094,282	976,148	(180,308)	507,452	3,122,067	—	16,435,185
Other expenses	8,531,303		(1,214,077)	(198,329)	—	5,877	198,191	82,571	7,405,536
Operating income	51,707,450		(11,498,804)	(18,735,540)	1,195,381	12,953,356	16,853,984	12,064	52,487,891
Financing income	19,442,739		193,817	17,727	426,661	695,473	109,510,086	(123,198,918)	7,087,585
Financing (cost)	83,128,629		21,481,318	1,576,414	71,636	3,496,866	93,300,771	(123,186,854)	79,868,780
Derivative financial instruments income (cost) , net	47,746,601		124,196	—	—	(326,055)	(26,612,337)	—	20,932,405
Foreign exchange income (loss), net	142,409,542		13,005,044	783,262	—	(223,535)	(36,347,247)	—	119,627,066
Profit (loss) sharing in associates	106,996		—	—	—	9,372,009	52,427,664	(61,540,567)	366,102
Welfare oil duty	103,067,978		—	—	—	—	—	—	103,067,978
Total duties, taxes and other	—		—	—	11,177	1,070,696	294,994	—	1,376,867
Net income (loss)	Ps.	75,216,721	(19,657,065)	(19,510,965)	1,539,229	17,903,686	22,236,385	(61,540,567)	Ps.	16,187,424
Total current assets	247,158,712		226,084,079	19,331,278	37,324,652	248,371,923	7,585,170,234	(7,903,755,156)	459,685,722
Total non-current assets	870,177,490		205,965,288	13,706,363	31,479,666	135,267,048	460,446,898	(57,026,230)	1,660,016,523
Total current liabilities	759,075,024		333,591,352	46,441,519	11,487,143	214,382,380	7,753,239,168	(7,903,669,647)	1,214,546,939
Total long-term liabilities	1,778,803,895		578,171,719	38,613,250	2,754,108	1,824,575	1,777,588,275	(1,267,013,983)	2,910,741,839
Total equity (deficit)	(1,420,542,717)		(479,713,704)	(52,017,128)	54,563,067	167,432,016	(1,485,210,311)	1,209,902,244	(2,005,586,533)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	63,624,507		3,282,488	311,066	1,527,687	139,530	4,512,674	—	73,397,952
Depreciation of rights of use	147,176		1,362,873	476,246	333,115	441,240	306,939	—	3,067,589
Net periodic cost of employee benefits	21,080,428		23,796,800	5,674,891	—	(1,121)	23,728,122	—	74,279,120
Interest income (1)	66,873		196,559	—	142,238	401,099	4,601,820	—	5,408,589
Interest cost (2)	(2,417,123)		1,919,644	—	71,636	2,554,461	70,856,694	—	72,985,312

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

(1)Included in financing income.
(2)Included in financing cost.

For the three-month period ended June 30, 2025	Exploration and Extraction		Industrial Processes	Energy Transformation	DPRLP	Trading Companies	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	54,167,767	131,327,830	20,132,588	44,627,707	131,646,697	9,153,413	—	Ps.	391,056,002
Intersegment	2,146,794		72,386,982	2,066,820	4,085,918	108,406,353	13,616,273	(202,709,140)	—
Services income	912		30,789	2,287	—	394,286	136,746	—	565,020
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	(28,964,956)		(10,865,572)	5,257,172	—	—	—	—	(34,573,356)
Cost of sales	87,222,437		87,689,472	15,756,588	47,311,295	235,542,289	34,360,873	(201,008,473)	306,874,481
Transfer of good and services	(56,277,312)		48,669,714	16,970,941	—	—	(8,798,859)	(564,484)	—
Gross income (loss)	(3,594,608)		56,520,843	(5,268,662)	1,402,330	4,905,047	(2,655,582)	(1,136,183)	50,173,185
Distribution, transportation and sale expenses	41,069		579,589	6,635,523	—	17,778	249,007	(500,311)	7,022,655
Administrative expenses	8,254,385		8,744,443	4,017,994	581,534	1,094,248	35,230,366	(376,893)	57,546,077
Transfer of services	46,139,526		11,022,652	1,237,460	—	—	(58,001,090)	(398,548)	—
Other revenue	1,370,753		575,033	249,850	31,431	250,813	1,595,181	—	4,073,061
Other expenses	(2,556,795)		(1,104,786)	(2,595,414)	—	2,860	6,890,103	141,285	777,253
Operating (loss) income	(54,102,040)		37,853,978	(14,314,375)	852,227	4,040,974	14,571,213	(1,716)	(11,099,739)
Financing income	459,577		95,278	8,049	209,431	342,085	31,291,696	(30,087,683)	2,318,433
Financing (cost)	31,491,427		920,156	243,197	34,764	1,530,749	34,336,018	(30,089,399)	38,466,912
Derivative financial instruments income (cost) , net	22,412,164		66,358	—	—	48,999	(3,442,676)	—	19,084,845
Foreign exchange income (loss), net	153,814,581		15,932,366	1,867,270	—	(200,661)	(36,728,501)	—	134,685,055
Profit (loss) sharing in associates	106,996		—	—	—	3,490,571	76,153,177	(79,451,943)	298,801
Welfare oil duty	47,225,596		—	—	—	—	—	—	47,225,596
Total duties, taxes and other	—		—	—	9,175	(48,318)	117,674	—	78,531
Net income (loss)	Ps.	43,974,255	53,027,824	(12,682,253)	1,017,719	6,239,537	47,391,217	(79,451,943)	Ps.	59,516,356
Depreciation and amortization of wells, pipelines, properties, plant and equipment	32,587,239		1,684,453	150,247	706,214	69,531	2,296,248	—	37,493,932
Depreciation of rights of use	71,547		669,795	238,123	164,093	380,473	164,455	—	1,688,486
Net periodic cost of employee benefits	10,368,100		9,576,172	4,937,157	—	(2,679)	11,605,573	—	36,484,323
Interest income (1)	23,111		97,263	—	72,220	198,028	1,817,572	—	2,208,194
Interest cost (2)	(987,293)		998,958	—	34,764	1,080,519	33,473,579	—	34,600,527

(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

For the six month period ended June 30, 2024	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	167,641,188	321,320,541	—	75,731,508	237,448,242	—	11,922,829	—	Ps.	814,064,308
Intersegment	259,533,761		175,962,347	47,053,985	10,587,880	251,549,157	20,680,704	24,259,194	(789,627,028)	—
Services income	13,198		176,669	247,635	189	909,804	439	14,203	—	1,362,137
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	19,014,931		(36,392,092)	(171,830)	—	—	—	—	—	(17,548,991)
Cost of sales	255,656,439		563,805,165	38,613,054	84,944,760	481,817,572	550,181	30,068,714	(769,704,562)	685,751,323
Gross income (loss)	190,546,639		(102,737,700)	8,516,736	1,374,817	8,089,631	20,130,962	6,127,512	(19,922,466)	112,126,131
Distribution, transportation and sale expenses	331,001		10,200,978	156,381	—	70,287	90,646	32,711	(3,149,384)	7,732,620
Administrative expenses	19,893,862		27,138,630	7,628,389	793,223	1,687,434	40,703,996	3,317,432	(16,686,510)	84,476,456
Other revenue	3,436,975		3,174,426	428,958	7,892	267,312	154,826	1,110,728	—	8,581,117
Other expenses	2,227,199		1,006,202	100,651	39	16,441	73,347	114,370	(85,701)	3,452,548
Operating income	171,531,552		(137,909,084)	1,060,273	589,447	6,582,781	(20,582,201)	3,773,727	(871)	25,045,624
Financing income	37,075,735		541,629	10,009,689	544,536	594,955	114,406,269	1,012,875	(153,991,237)	10,194,451
Financing cost	92,949,387		17,540,997	188,074	94,061	3,575,805	109,327,911	1,416,355	(153,992,108)	71,100,482
Derivative financial instruments (Cost) income, net	(10,739,208)		156,741	—	92,182	(644,612)	(4,648,420)	—	—	(15,783,317)
Foreign exchange (loss) income, net	(20,632,464)		(124,477,013)	(195,264)	—	(458,402)	21,003,651	(1,535,650)	—	(126,295,142)
Profit (loss) sharing in associates	106,495		(481,453)	1,005	—	2,011,406	(260,831,141)	2,448,484	257,010,420	265,216
Total duties, taxes and other	77,700,631		—	2,718,193	48,019	1,528,638	8,639,331	338,895	—	90,973,707
Net (loss) income	Ps.	6,692,092	(279,710,177)	7,969,436	1,084,085	2,981,685	(268,619,084)	3,944,186	257,010,420	Ps.	(268,647,357)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	63,013,017		5,382,944	3,197,671	1,086,616	136,235	284,137	1,158,009	—	74,258,629
Depreciation of rights of use	160,421		1,566,853	184,726	278,446	349,543	301,264	74,423	—	2,915,676
Net periodic cost of employee benefits	19,412,723		27,750,107	4,532,084	—	1,575	17,267,857	31,314	—	68,995,660
Interest income (1)	101,686		345,114	9,686	168,334	232,728	4,546,423	784,037	—	6,188,008
Interest cost (2)	(2,909,555)		1,545,832	188,052	94,061	2,777,427	64,999,656	1,070,365	—	67,765,838
(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

For the three-month period ended June 30, 2024	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	80,381,858	162,876,687	—	36,443,936	125,830,318	—	3,312,152	—	Ps.	408,844,951
Intersegment	127,496,911		83,025,869	21,356,659	4,191,797	131,813,310	3,984,549	13,845,389	(385,714,484)	—
Services income	7,062		129,672	125,330	189	413,480	229	7,153	—	683,115
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	26,544,569		(36,447,717)	—	—	—	—	—	—	(9,903,148)
Cost of sales	128,940,546		286,417,550	17,770,354	43,208,832	255,261,210	345,972	13,725,122	(382,103,636)	363,565,950
Gross income (loss)	105,489,854		(76,833,039)	3,711,635	(2,572,910)	2,795,898	3,638,806	3,439,572	(3,610,848)	36,058,968
Distribution, transportation and sale expenses	176,671		6,460,984	75,331	—	44,547	105,190	7,598	(1,633,383)	5,236,938
Administrative expenses	4,980,119		13,130,212	3,113,482	407,525	973,831	21,089,075	2,028,930	(1,971,427)	43,751,747
Other revenue	2,275,170		1,202,875	288,531	4,477	132,892	94,448	333,101	—	4,331,494
Other expenses	1,934,080		628,408	73,329	39	2,875	31	107,510	7,394	2,753,666
Operating (loss) income	100,674,154		(95,849,768)	738,024	(2,975,997)	1,907,537	(17,461,042)	1,628,635	(13,432)	(11,351,889)
Financing income	18,118,052		111,964	5,085,301	294,335	303,587	45,927,650	472,615	(66,658,342)	3,655,162
Financing cost	35,781,051		9,070,167	113,516	59,622	1,705,639	56,110,727	845,777	(66,671,774)	37,014,725
Derivative financial instruments (cost) income, net	3,101,430		134,318	—	50,114	(123,788)	(13,226,530)	—	—	(10,064,456)
Foreign exchange (loss) income, net	(40,337,478)		(143,297,563)	(232,514)	—	(469,194)	25,072,565	(419,055)	—	(159,683,239)
Profit (loss) sharing in associates	118,177		141,501	1,000	—	(3,405,399)	(248,337,275)	(7,991,634)	259,707,949	234,319
Total duties, taxes and other	45,955,816		—	2,048,151	14,297	1,585,992	9,179,826	320,653	—	59,104,735
Net (loss) income	Ps.	(62,532)	(247,829,715)	3,430,144	(2,705,467)	(5,078,888)	(273,315,185)	(7,475,869)	259,707,949	Ps.	(273,329,563)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	36,032,330		2,462,100	1,546,745	546,688	68,092	141,106	580,871	—	41,377,932
Depreciation of rights of use	79,551		806,040	101,379	141,115	165,334	150,632	51,979	—	1,496,030
Net periodic cost of employee benefits	9,524,925		13,625,957	2,132,369	—	(838)	8,498,722	15,399	—	33,796,534
Interest income (1)	60,432		103,461	5,881	80,210	123,309	1,669,357	357,094	—	2,399,744
Interest cost (2)	(1,289,026)		803,101	113,494	59,622	1,281,389	34,001,347	645,160	—	35,615,087
(1)Included in financing income.
(2)Included in financing cost.

As of December 31, 2024	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	Ps.	1,122,872,816	225,147,273	294,804,303	32,870,141	287,375,832	2,040,342,693	111,987,963	(3,675,846,301)	Ps.	439,554,720
Total non-current assets	938,768,113		590,508,074	127,928,147	34,744,185	130,862,284	(171,049,739)	567,969,098	(450,532,299)	1,769,197,863
Total current liabilities	696,209,532		1,728,102,735	86,307,404	7,891,750	255,198,459	2,051,344,378	58,229,460	(3,675,760,337)	1,207,523,381
Total long-term liabilities	1,934,280,036		575,378,552	71,857,552	1,950,666	1,814,052	1,801,449,926	56,777,221	(1,458,503,067)	2,985,004,938
Total equity (deficit)	(568,848,639)		(1,487,825,940)	264,567,494	57,771,910	161,225,605	(1,983,501,350)	564,950,380	1,007,884,804	(1,983,775,736)

NOTE 7.    REVENUE
For the three- and six-month periods ended June 30, 2025, revenue disaggregation is presented in accordance with the operating segments presentation in accordance with PEMEX's new organizational structure under the New Organic Statute (see Notes 1 and 6):

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

A.    Revenue disaggregation

For the six-month period ended June 30,	Exploration and Extraction		Industrial Processes	Energy Transformation	DPRLP	Trading Companies	Other Operating Subsidiary Companies	Total
Geographical market
2025
United States	Ps.	68,257,019	—	—	86,773,298	59,265,775	1,082,044	Ps.	215,378,136
Other	19,940,653		—	—	—	10,150,977	120,562	30,212,192
Europe	37,745,410		—	—	—	11,862,527	—	49,607,937
Local	74,473		256,780,816	43,018,236	—	179,405,678	12,733,057	492,012,260
Total	Ps.	126,017,555	256,780,816	43,018,236	86,773,298	260,684,957	13,935,663	Ps.	787,210,525
Major products and services
2025
Crude oil	Ps.	125,943,083	—	—	—	6,535,415	—	Ps.	132,478,498
Gas	66,127		—	36,695,864	2,742,313	16,787,238	—	56,291,542
Refined petroleum products	—		253,921,010	—	21,602,602	236,596,241	—	512,119,853
Other	—		2,807,997	6,318,656	62,428,383	8,221	13,669,096	85,232,353
Services	8,345		51,809	3,716	—	757,842	266,567	1,088,279
Total	Ps.	126,017,555	256,780,816	43,018,236	86,773,298	260,684,957	13,935,663	Ps.	787,210,525
Timing of revenue recognition
2025
Products transferred at a point in time	Ps.	126,009,210	256,780,816	28,532,307	86,773,298	259,927,115	13,927,367	771,950,113
Products and services transferred over the time	8,345		—	14,485,929	—	757,842	8,296	15,260,412
Total	Ps.	126,017,555	256,780,816	43,018,236	86,773,298	260,684,957	13,935,663	787,210,525

For the three-month period ended June 30,	Exploration and Extraction		Industrial Processes	Energy Transformation	DPRLP	Trading Companies	Other Operating Subsidiary Companies	Total
Geographical market
2025
United States	Ps.	33,473,062	—	—	44,627,707	27,294,927	(191)	Ps.	105,395,505
Other	6,428,814		—	—	—	4,651,432	56,769	11,137,015
Europe	14,235,367		—	—	—	7,623,523	—	21,858,890
Local	31,436		131,358,583	20,134,911	—	92,471,101	9,233,581	253,229,612
Total	Ps.	54,168,679	131,358,583	20,134,911	44,627,707	132,040,983	9,290,159	Ps.	391,621,022
Major products and services
2025
Crude oil	Ps.	54,137,243	—	—	—	1,664,904	—	Ps.	55,802,147
Gas	30,523		—	15,710,337	1,300,856	9,377,718	—	26,419,434
Refined petroleum products	—		128,519,798	(1,895,724)	13,151,069	152,025,885	—	291,801,028
Other	—		2,807,996	6,318,011	30,175,782	(31,421,810)	9,153,414	17,033,393
Services	913		30,789	2,287	—	394,286	136,745	565,020
Total	Ps.	54,168,679	131,358,583	20,134,911	44,627,707	132,040,983	9,290,159	Ps.	391,621,022
Timing of revenue recognition
2025
Products transferred at a point in time	Ps.	54,167,765	131,358,583	14,414,739	44,627,707	131,646,696	9,287,728	Ps.	385,503,218
Products and services transferred over the time	914		—	5,720,172	—	394,287	2,431	6,117,804
Total	Ps.	54,168,679	131,358,583	20,134,911	44,627,707	132,040,983	9,290,159	Ps.	391,621,022

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

For the six- and three-month periods ended June 30, 2024, revenue disaggregation is presented in accordance to the operating segments presentation as they existed prior to the enactment of the Petróleos Mexicanos Law and the New Organic Statute (see Notes 1 and 6).

For the six-month period ended June 30,	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Total
Geographical market
2024
United States	Ps.	96,756,643	—	—	75,731,697	65,649,467	—	811,609	Ps.	238,949,416
Other	36,025,623		—	—	—	13,092,036	—	222,843	49,340,502
Europe	34,799,292		—	—	—	9,149,300	—	—	43,948,592
Local	72,828		321,497,210	247,635	—	150,467,243	439	10,902,580	483,187,935
Total	Ps.	167,654,386	321,497,210	247,635	75,731,697	238,358,046	439	11,937,032	Ps.	815,426,445
Major products and services
2024
Crude oil	Ps.	167,581,559	—	—	—	5,465,724	—	—	Ps.	173,047,283
Gas	59,629		27,504,727	—	—	8,865,441	—	—	36,429,797
Refined petroleum products	—		284,534,147	—	53,347,376	220,926,956	—	—	558,808,479
Other	—		9,281,667	—	22,384,132	2,190,121	—	11,922,829	45,778,749
Services	13,198		176,669	247,635	189	909,804	439	14,203	1,362,137
Total	Ps.	167,654,386	321,497,210	247,635	75,731,697	238,358,046	439	11,937,032	Ps.	815,426,445
Timing of revenue recognition
2024
Products transferred at a point in time	Ps.	167,641,188	314,036,908	247,635	75,731,508	237,448,242	—	11,922,829	Ps.	807,028,310
Products and services transferred over the time	13,198		7,460,302	—	189	909,804	439	14,203	8,398,135
Total	Ps.	167,654,386	321,497,210	247,635	75,731,697	238,358,046	439	11,937,032	Ps.	815,426,445

For the three-month period ended June 30,	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Total
Geographical market
2024
United States	Ps.	48,224,823	—	—	36,444,125	32,925,569	—	340,753	Ps.	117,935,270
Other	17,168,338		—	—	—	8,191,343	—	109,926	25,469,607
Europe	14,963,126		—	—	—	4,181,483	—	—	19,144,609
Local	32,633		163,006,359	125,330	—	80,945,403	229	2,868,626	246,978,580
Total	Ps.	80,388,920	163,006,359	125,330	36,444,125	126,243,798	229	3,319,305	Ps.	409,528,066
Major products and services
2024
Crude oil	Ps.	80,356,287	—	—	—	1,671,627	—	—	Ps.	82,027,914
Gas	25,571		10,779,929	—	—	3,039,975	—	—	13,845,475
Refined petroleum products	—		142,925,672	—	24,604,116	118,997,748	—	—	286,527,536
Other	—		9,171,086	—	11,839,820	2,120,968	—	3,312,152	26,444,026
Services	7,062		129,672	125,330	189	413,480	229	7,153	683,115
Total	Ps.	80,388,920	163,006,359	125,330	36,444,125	126,243,798	229	3,319,305	Ps.	409,528,066
Timing of revenue recognition
2024
Products transferred at a point in time	Ps.	80,381,858	160,964,803	125,330	36,443,936	125,830,318	—	3,312,152	Ps.	407,058,397
Products and services transferred over the time	7,062		2,041,556	—	189	413,480	229	7,153	2,469,669
Total	Ps.	80,388,920	163,006,359	125,330	36,444,125	126,243,798	229	3,319,305	Ps.	409,528,066

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Nature, performance obligations and timing of revenue recognition-
Revenue is measured based on the consideration specified in a contract with a customer. PEMEX recognizes revenue when it transfers control over a good or service to a customer.
The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms and the related revenue.

Products / services	Nature, performance obligations	Timing of revenue recognition
Crude oil sales
Export sales of crude oil are based on delivery terms established in contracts or orders. All sales are performed by the Free on Board International commercial term (“FOB” Incoterm).
Crude oil sale contracts consider possible customers’ claims due to product quality, volume or delays in boarding, which are estimated in the price of the transaction. For orders that have variations in price, revenue is adjusted on the closing date of each period. The subsequent variations in the fair value at the different reporting dates are recognized according to IFRS 9.
The price of the product is determined based on a market components formula and the sale of crude oil.

Revenue is recognized at a point in time when control of the crude oil has transferred to the customer, which occurs when the product is delivered at the point of shipping. Invoices are generated at that time and are mostly payable within the deadlines established in contracts or orders. Payments in respect of crude oil sold and delivered shall be made within 30 days after the date of the bill of lading therefor.
For international market crude oil sales, revenue is recognized with a provisional price, which undergoes subsequent adjustments until the product has arrived at the port of destination. There may be a period of up to two months in determining the final sale price, such as in the case of sales to some regions.
Revenue is measured initially estimating variables such as quality and volume claims, delays in boarding, etc.

Sale of petroleum products
For all petroleum products, there is only one performance obligation that includes transport and handling services to the point of delivery.
The price is determined based on the price at the point of delivery, adding the price of the services rendered (freight, handling of jet fuel, etc.) with the provisions and terms established by the Comisión Reguladora de Energía (Energy Regulatory Commission or “CRE”).

Revenue is recognized at a point in time when control is transferred to the customer, which occurs either at the point of shipping or when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.
Revenue is initially measured by estimating variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Products / services	Nature, performance obligations	Timing of revenue recognition
Sales of natural gas
There is only one performance obligation that includes transport and handling services to the point of delivery.
The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction. Such variable consideration is recognized to the extent that it is probable that it will not be reversed in a future period.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.
Revenue initially is measured estimating variables as quality and volume claims, etc. Invoices are usually payable within 30 days.

Services
In cases where within the same service order there are transportation and storage services, there could exist more than one performance obligation, depending on the term of the service.

When there is a performance obligation, the price is not distributed, but if it is considered that there is more than one performance obligation, the price of the transaction is considered based on the prices established in the service orders and which also include penalties such as quality and volume claims.
Income is recognized over time as the service is rendered. Invoices are usually payable within 22 days.

Other products
There is only one performance obligation that includes transportation for delivery to destination.
The sale and delivery of the product are made at the same time and because they are FOB, transportation fees are included in the price of sale of the product.
The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction.
The price of the product is estimated on the date of sale and considers variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

B.    Accounts receivable in the statement of financial position

As of June 30, 2025 and December 31, 2024, PEMEX had accounts receivable derived from customer contracts in the amounts of Ps. 119,957,658 and Ps. 126,733,175, respectively (see Note 10).
C.    Practical expedients
i. Significant financial component, less than one year

PEMEX does not need to adjust the amount committed in consideration for goods and services to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.

ii. Practical expedient

PEMEX applied the practical expedient, so disclosure about remaining performance obligations that conclude in less than one year is not needed.

When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that PEMEX has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.
NOTE 8.    FINANCIAL INSTRUMENTS
A.    Accounting classifications and fair values of financial instruments-
The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of June 30, 2025 and December 31, 2024. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Additionally, as of June 30, 2025 and December 31, 2024, the disclosure of the fair value for the lease obligations is not required.

	Carrying amount						Fair value hierarchy
As of June 30, 2025	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	19,591,291	—	—	—	—	19,591,291	—	19,591,291	—	19,591,291
Total	19,591,291	—	—	—	—	19,591,291
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	96,368,581	—	96,368,581	—	—	—	—
Customers	—	—	—	119,957,658	—	119,957,658	—	—	—	—
Officials and employees	—	—	—	5,831,951	—	5,831,951	—	—	—	—
Sundry debtors	—	—	—	40,441,699	—	40,441,699	—	—	—	—
Investments in associates	—	—	—	3,716,154	—	3,716,154	—	—	—	—
Notes receivable	—	—	—	991,032	—	991,032	—	—	—	—
Mexican Government Bonds	—	—	—	25,078,357	—	25,078,357	25,082,674	—	—	25,082,674
Other assets	—	—	—	4,588,784	—	4,588,784	—	—	—	—
Total	—	—	—	296,974,216	—	296,974,216
Financial liabilities measured at fair value
Derivative financial instruments	(83,567,475)	—	—	—	—	(83,567,475)	—	(83,567,475)	—	(83,567,475)
Total	(83,567,475)	—	—	—	—	(83,567,475)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(430,540,235)	(430,540,235)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(76,573,050)	(76,573,050)	—	—	—	—
Leases	—	—	—	—	(45,719,736)	(45,719,736)	—	—	—	—
Debt	—	—	—	—	(1,866,351,757)	(1,866,351,757)	—	(1,697,571,704)	—	(1,697,571,704)
Total	—	—	—	—	(2,419,184,778)	(2,419,184,778)

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

	Carrying amount						Fair value hierarchy
As of December 31, 2024	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	9,203,958	—	—	—	—	9,203,958	—	9,203,958	—	9,203,958
Equity instruments (1)	—	—	962,783	—	—	962,783	—	962,783	—	962,783
Total	9,203,958	—	962,783	—	—	10,166,741
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	88,841,826	—	88,841,826	—	—	—	—
Customers	—	—	—	126,733,175	—	126,733,175	—	—	—	—
Officials and employees	—	—	—	5,541,324	—	5,541,324	—	—	—	—
Sundry debtors	—	—	—	26,789,620	—	26,789,620	—	—	—	—
Investments in associates	—	—	—	2,692,938	—	2,692,938	—	—	—	—
Notes receivable	—	—	—	1,021,778	—	1,021,778	—	—	—	—
Mexican Government Bonds	—	—	—	35,875,353	—	35,875,353	35,279,002	—	—	35,279,002
Other assets	—	—	—	7,927,877	—	7,927,877	—	—	—	—
Total	—	—	—	295,423,891	—	295,423,891
Financial liabilities measured at fair value
Derivative financial instruments	(108,972,467)	—	—	—	—	(108,972,467)	—	(108,972,467)	—	(108,972,467)
Total	(108,972,467)	—	—	—	—	(108,972,467)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(505,989,382)	(505,989,382)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(72,773,222)	(72,773,222)	—	—	—	—
Leases	—	—	—	—	(46,825,266)	(46,825,266)	—	—	—	—
Debt	—	—	—	—	(1,978,772,255)	(1,978,772,255)	—	(1,745,481,072)	—	(1,745,481,072)
Total	—	—	—	—	(2,604,360,125)	(2,604,360,125)
(1)Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.
Debt is valued and registered at amortized cost and the fair value of debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, the estimated fair value does not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.
B.    Fair value hierarchy
PEMEX values the fair value of its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions and inputs therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.
The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.
Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable financial assets and financial liabilities.
When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

C. Fair value of DFIs

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments (DFIs) as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value, or Mark-to-Market (MtM), represents the price at which one party would assume the rights and obligations of the other and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers. Therefore, PEMEX does not have an independent third party to value its DFIs.

PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers, and through valuation models implemented in software packages used to integrate all of PEMEX’s business areas and accounting, such as SAP (System Applications Products).

PEMEX’s DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cash flows and discounting them with the corresponding market discount factor; for the projection of variable flows, the prices of future contracts of each of the references corresponding to these trades are used.

For currency and interest rate options this is done through the Black and Scholes model, which uses as inputs the prices of the underlying futures, the reference prices agreed in the contracted instruments, the market risk-free rates and the implied volatilities of the instruments traded in the markets. In the case of crude oil options, the Levy Model for Asian options is used, which is based on the Black and Scholes Model, with the difference that this model weighs the prices of the futures involved during the hedging period and contemplates a volatility adjustment, based on the terms of the corresponding futures.

According to IFRS 13 “Fair Value Measurement”, the MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation, considering the counterparties’ probability of default. Due to the above, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.

For each DFI, the CVA is calculated by determining the difference between the MtM and the estimated MtM adjusted for credit risk. In determining the credit risk, the CVA method takes into account the current market perception about the credit risk of both counterparties, using the following inputs: a) the MtM projection for each payment date based on forward yield curves; b) the implied default probability obtained from both, PEMEX and the counterparty’s credit default swaps, at each payment date; and c) the default recovery rates of each counterparty.

Given that PEMEX’s hedges are cash flow hedges, their effectiveness is preserved regardless of variations in the underlying assets or reference variables since, over time, asset flows are offset by liabilities flows. Therefore, and in addition to the fact that these hedges are established for accounting purposes as trading instruments, it is not considered necessary to measure the hedge’s effectiveness or to monitor them.

PEMEX’s DFIs’ fair-value assumptions and inputs fall under Level 2 of the fair value hierarchy for market participant assumptions.

D. Accounting treatment applied and impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the condensed consolidated interim financial statements as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments (cost) income, net” line item in the condensed consolidated interim statement of comprehensive income.

As of June 30, 2025, and December 31, 2024, the net fair value of PEMEX’s DFIs, including both DFIs that have not reached maturity and those that have reached maturity but have not been settled, recognized in the condensed consolidated interim statement of financial position, was Ps. (63,976,184) and Ps. (99,768,509), respectively. As of June 30, 2025, and December 31, 2024, PEMEX did not have any DFIs designated as hedges for accounting purposes.

All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments (cost) income, net” line item in the condensed consolidated interim statement of comprehensive income.

In accordance with established accounting policies, PEMEX has analyzed the different contracts (financial and non-financial contracts) that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of June 30, 2025, and December 31, 2024, PEMEX did not recognize any embedded derivatives (foreign currency or index) in the financial and non-financial contracts.

For the six-month periods ended June 30, 2025, and 2024, PEMEX recognized a net gain (loss) of Ps.20,932,405 and Ps. (15,783,317), respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.

E. TIIE reference rates transition

Banco de Mexico (the Mexican Central Bank) announced that the 28-day linked to Interbank Interest rate (TIIE) ceased to be a reference for new contracts as of January 1, 2025. Similarly, the 91-day and 182-day TIIE ceased to be references reference rates for new contracts as of January 1, 2024.

Petróleos Mexicanos will carry out the actions it deems pertinent and necessary to modify contracts referenced to TIIE rates in in line with the modifications announced by Banco de Mexico.

In the event that TIIE ceases to be published, the financial instruments portfolio referenced to these floating rates is composed of debt instruments and DFIs as shown below:

	Reference Rate	*Notional Amounts As of June 30,2025 (in thousands of Pesos)
Debt	TIIE 28D MXN	115,772,775
	TIIE 91D MXN	450,000
DFI	TIIE 28D MXN	32,900,270

*Note: Notional amounts with maturity after June 30, 2025.

PEMEX’s portfolio also consists of additional debt instruments and DFIs referenced at fixed rates, which are not listed in the table above since PEMEX’s fixed rate portfolio will not be impacted by this change.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 9.    CASH AND CASH EQUIVALENTS
As of June 30, 2025 and December 31, 2024, cash and cash equivalents were as follows:

	June 30,		December 31,
	2025		2024
Cash on hand and in banks (1)	Ps.	68,005,837	Ps.	52,284,721
Highly liquid investments (2)	28,362,744		36,557,105
Total of cash and cash equivalents	Ps.	96,368,581	Ps.	88,841,826
(1)Cash on hand and in banks is primarily composed of cash in banks.
(2)Mainly composed of short-term Mexican Government investments.
NOTE 10.    CUSTOMERS AND OTHER FINANCING AND NON-FINANCING RECEIVABLES
As of June 30, 2025 and December 31, 2024, accounts receivable and other receivables were as follows:
A.    Customers

	June 30,		December 31,
	2025		2024
Domestic customers	Ps.	92,617,290	Ps.	86,225,287
Export customers	27,340,368		40,507,888
Total customers, net (1)	Ps.	119,957,658	Ps.	126,733,175

(1) As of June 30, 2025 and December 31, 2024, total customers include impairment of Ps.(27,341,108) and Ps. (24,396,666), respectively. For the six-month period ended June 30, 2025 and the twelve-month period ended December 31, 2024, the impairment charge was Ps.(2,944,442) and Ps. (15,438,558), respectively.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

B.    Other financing and non-financing receivables

	June 30,		December 31,
	2025		2024
Other financing receivables:
Sundry debtors (1)	Ps.	40,441,699	Ps.	26,789,620
Employees and officers	5,831,951		5,541,324
Total other financing receivables	Ps.	46,273,650	Ps.	32,330,944
Other non-financing receivables:
Taxes to be recovered and prepaid taxes	Ps.	34,559,264	Ps.	63,432,179
Special Tax on Production and Services	11,958,400		6,135,511
Other accounts receivable	5,204,298		4,965,223
Total other non-financing receivables	Ps.	51,721,962	Ps.	74,532,913
(1)Includes Ps.(976,833) and Ps. (788,453) of impairment, as of June 30, 2025 and December 31, 2024, respectively.
NOTE 11.    INVENTORIES
As of June 30, 2025 and December 31, 2024, inventories were as follows:

	June 30,		December 31,
	2025		2024
Refined and petrochemicals products	Ps.	48,687,977	Ps.	43,950,469
Crude oil	29,020,545		18,645,592
Products in transit	14,279,549		18,984,729
Materials and products in stock	6,245,946		6,320,011
Materials in transit	227,067		555,522
Gas and condensate products	96,073		113,666
Total	Ps.	98,557,157	Ps.	88,569,989

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 12.    WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET
As of June 30, 2025, 2024 and December 31, 2024, wells, pipelines, properties, plant and equipment, net, is presented as follows:

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Total fixed assets
Investment
Balances as of January 1, 2024	Ps.	1,070,987,449	18,913,795	491,444,562	1,695,212,594	73,956,002	425,259,020	53,545,137	32,988,437	480,504,766	52,888,295	Ps.	4,395,700,057
Acquisitions	4,184,350		3,992,350	2,495,830	23,945,850	6,970	34,420	876,130	429,130	92,933,750	—	128,898,780
Reclassifications	596,770		—	488,180	1,148,690	51,250	(550,380)	309,580	51,810	(7,470)	—	2,088,430
Capitalization	15,917,040		—	219,830	30,853,870	906,090	—	292,640	26,830	(48,243,720)	27,420	—
Disposals	(552,510)		—	(990)	—	(13,500)	—	(883,250)	(209,220)	(3,430,000)	(5,080)	(5,094,550)
Translation effect	10,789,180		—	(827,820)	—	865,680	—	66,190	324,360	16,092,850	196,530	27,506,970
Balances as of June 30, 2024	Ps.	1,101,922,279	22,906,145	493,819,592	1,751,161,004	75,772,492	424,743,060	54,206,427	33,611,347	537,850,176	53,107,165	Ps.	4,549,099,687
Balances as of January 1, 2024	Ps.	1,070,987,449	18,913,795	491,444,562	1,695,212,594	73,956,002	425,259,020	53,545,137	32,988,437	480,504,766	52,888,295	Ps.	4,395,700,057
Acquisitions	11,194,280		5,432,300	7,180,410	94,119,630	57,660	2,573,440	2,922,890	817,850	189,951,070	—	314,249,530
Reclassifications	1,357,250		—	397,460	—	252,930	(1,280,890)	309,960	130,500	(6,260)	27,740	1,188,690
Capitalization	44,796,840		—	9,245,250	60,274,710	1,864,030	2,135,690	565,340	55,790	(118,965,090)	27,440	—
Disposals	(5,171,200)		(38,620)	(994,620)	—	(242,880)	(7,940)	(2,036,150)	(545,530)	(5,117,236)	(62,990)	(14,217,166)
Translation effect	23,924,080		—	(22,690)	—	1,962,770	—	151,040	746,120	49,166,860	451,890	76,380,070
Balances as of December 31, 2024	Ps.	1,147,088,699	24,307,475	507,250,372	1,849,606,934	77,850,512	428,679,320	55,458,217	34,193,167	595,534,110	53,332,375	Ps.	4,773,301,181
Acquisitions	4,041,750		668,550	2,242,850	18,115,280	740	520,240	2,500,900	390,220	29,155,370	—	57,635,900
Reclassifications	439,360		—	522,330	—	—	(441,590)	(1,390)	48,747	—	—	567,457
Capitalization	35,739,410		—	2,721,580	13,543,470	4,992,210	—	496,170	129,150	(57,621,990)	—	—
Disposals	(834,900)		(68,410)	(794,720)	(10,940)	(7,510)	(14,800)	(302,700)	(80,880)	(859,150)	(215,670)	(3,189,680)
Translation effect	(10,009,810)		—	(250,910)	—	(1,049,210)	—	(82,420)	(297,530)	(24,284,900)	(193,770)	(36,168,550)
Balances as of June 30, 2025	Ps.	1,176,464,509	24,907,615	511,691,502	1,881,254,744	81,786,742	428,743,170	58,068,777	34,382,874	541,923,440	52,922,935	Ps.	4,792,146,308
Accumulated depreciation and amortization
Balances as of January 1, 2024	Ps.	(785,552,629)	(6,896,584)	(308,862,775)	(1,341,888,963)	(48,568,206)	(300,832,110)	(46,934,913)	(16,908,292)	(56,933,419)	—	Ps.	(2,913,377,891)
Depreciation and amortization	(16,226,649)		(350,870)	(5,582,490)	(42,484,220)	(876,000)	(7,073,410)	(797,140)	(867,850)	—	—	(74,258,629)
Reclassifications	(117,840)		—	(488,180)	(1,148,790)	(18,750)	46,270	(309,430)	(51,810)	100	—	(2,088,430)
(Impairment)	(37,860,556)		—	(4,202,050)	(7,932,150)	—	(2,393,760)	—	—	(1,428,080)	—	(53,816,596)
Reversal of impairment	8,301,490		—	2,143,360	14,728,060	—	5,537,470	62,440	—	5,494,785	—	36,267,605
Disposals	437,904		—	970	—	6,200	—	880,180	130,944	—	—	1,456,198
Translation effect	(6,453,850)		—	834,640	—	(404,820)	—	(32,060)	(74,000)	—	—	(6,130,090)
Balances as of June 30, 2024	Ps.	(837,472,130)	(7,247,454)	(316,156,525)	(1,378,726,063)	(49,861,576)	(304,715,540)	(47,130,923)	(17,771,008)	(52,866,614)	—	Ps.	(3,011,947,833)
Balances as of January 1, 2024	Ps.	(785,552,629)	(6,896,584)	(308,862,775)	(1,341,888,963)	(48,568,206)	(300,832,110)	(46,934,913)	(16,908,292)	(56,933,419)	—	Ps.	(2,913,377,891)
Depreciation and amortization	(32,590,580)		(765,490)	(12,534,800)	(82,997,750)	(1,786,750)	(12,839,730)	(1,628,720)	(1,706,388)	—	—	(146,850,208)
Reclassifications	(330,550)		53,880	(410,050)	(53,980)	(34,000)	53,950	(309,710)	(158,330)	100	—	(1,188,690)
(Impairment)	(119,691,380)		—	(16,588,490)	(27,386,630)	(218,120)	(9,356,010)	—	—	(5,027,050)	—	(178,267,680)
Reversal of impairment	46,899,260		—	10,442,300	39,134,890	—	19,784,040	62,440	—	8,467,170	—	124,790,100
Disposals	4,712,390		33,950	994,600	—	59,210	5,070	2,030,670	487,820	—	—	8,323,710
Translation effect	(15,029,580)		—	23,010	—	(939,730)	—	(65,130)	(186,380)	—	—	(16,197,810)

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Balances as of December 31, 2024	Ps.	(901,583,069)	(7,574,244)	(326,936,205)	(1,413,192,433)	(51,487,596)	(303,184,790)	(46,845,363)	(18,471,570)	(53,493,199)	—	Ps.	(3,122,768,469)
Depreciation and amortization	Ps.	(14,956,200)	(239,210)	(5,964,120)	(43,854,360)	(816,410)	(5,859,610)	(845,050)	(862,992)	—	—	Ps.	(73,397,952)
Reclassifications	(6,630)		1,220	(522,330)	—	—	7,270	(1,750)	(45,237)	—	—	(567,457)
(Impairment)	(22,740,200)		—	(10,025,500)	(15,956,570)	(42,890)	(10,210,580)	—	—	(2,048,694)	—	(61,024,434)
Reversal of impairment	18,524,140		—	—	1,894,170	—	—	—	—	412,440	—	20,830,750
Disposals	400,860		68,330	749,470	—	7,360	12,000	302,500	78,200	—	—	1,618,720
Translation effect	6,295,220		—	253,340	—	413,340	—	37,580	71,461	—	—	7,070,941
Balances as of June 30, 2025	Ps.	(914,065,879)	(7,743,904)	(342,445,345)	(1,471,109,193)	(51,926,196)	(319,235,710)	(47,352,083)	(19,230,138)	(55,129,453)	—	Ps.	(3,228,237,901)
Wells, pipelines, properties, plant and equipment—net as of June 30, 2024	Ps.	264,450,149	15,658,691	177,663,067	372,434,941	25,910,916	120,027,520	7,075,504	15,840,339	484,983,562	53,107,165	1,537,151,854
Wells, pipelines, properties, plant and equipment—net as of December 31, 2024	Ps.	245,505,630	16,733,231	180,314,167	436,414,501	26,362,916	125,494,530	8,612,854	15,721,597	542,040,911	53,332,375	1,650,532,712
Wells, pipelines, properties, plant and equipment—net as of June 30, 2025	Ps.	262,398,630	17,163,711	169,246,157	410,145,551	29,860,546	109,507,460	10,716,694	15,152,736	486,793,987	52,922,935	1,563,908,407
Depreciation rates	3 to 5%		5%	2 to 7%	—	3 to 7%	4%	3 to 10%	4 to 20%	—	—
Estimated useful lives	20 to 35		20	15 to 45	—	33 to 35	25	3 to 10	5 to 25	—	—
(1)Mainly wells, pipelines and plants.

A.For the six-month periods ended June 30, 2025 and 2024, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 3,114,120 and Ps. 4,767,020, respectively. Financing cost rates during the six-month periods ended June 30, 2025 and 2024 were 8.35% to 14.11% and 7.82% to 18.68%, respectively.
B.The combined depreciation of fixed assets and amortization of wells for the six-month period ended June 30, 2025 and 2024, recognized in operating costs and expenses, was Ps. 73,397,952 and Ps. 74,258,629, respectively. These figures include costs related to plugging and abandonment of wells, for the six-month periods ended June 30, 2025 and 2024 of Ps. 3,768,993 and Ps. 91,114, respectively.
C.As of June 30, 2025 and December 31, 2024, provisions relating to future plugging of wells costs amounted to Ps. 112,113,025 and Ps. 115,514,750, respectively, and are presented in the “Provisions for plugging of wells” (see Note 16).
D.For the six-month periods ended June 30, 2025 and 2024, the translation effect of property, plant and equipment items from a different currency than the presentation currency was Ps. (29,097,609) and Ps. 21,376,880, respectively, which consisted of mainly plant.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

E.For the six-month periods ended June 30, 2025 and 2024, PEMEX recognized a net impairment of Ps. (40,193,684) and Ps. (17,548,991), respectively, which is presented as a separate line item in the condensed consolidated interim statement of comprehensive income as follows:

	For the six-month periods ended June 30,
	2025		2024
	(Impairment) / Reversal of impairment, net
Exploration and Extraction (formerly Pemex Exploration and Production)	Ps.	(37,993,336)	Ps.	19,014,931
Industrial Processes and Energy Transformation (formerly Pemex Industrial Transformation)	(2,200,348)		(36,392,092)
Pemex Logistics	—		(171,830)
(Impairment), net	Ps.	(40,193,684)	Ps.	(17,548,991)
Cash-Generating Unit of Exploration and Extraction
For the six-month periods ended June 30, 2025 and 2024, the Exploration and Extraction segment recognized a net impairments of Ps. (37,993,336) and Ps. 19,014,931, respectively, shown by CGU as follows:

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

	2025		2024
Cantarell	(13,920,150)		15,095,434
Tsimin Xux	(8,497,809)		(8,383,807)
Ogarrio Magallanes	(6,073,181)		(3,939,798)
Antonio J. Bermúdez	(3,604,799)		385,159
Lakach	(2,996,233)		2,845,690
Burgos	(1,456,273)		546,186
Santuario CEE	(1,375,273)		—
Ayin Alux	(111,656)		2,516,348
Aceite Terciario del Golfo	—		7,032,771
Tamaulipas Constituciones	—		1,665,580
Arenque	—		1,185,779
Poza Rica	—		108,370
Cuenca Macuspana	—		35,600
Misión CEE	42,038		(78,381)
Total	Ps.	(37,993,336)	Ps.	19,014,931

As of June 30, 2025, the Exploration and Extraction segment recognized a net impairment of Ps. (37,993,336) mainly due to: (i) a negative effect in crude oil prices of Ps. 73,871,593, mainly in the Cantarell, Lakach, Burgos and Tsimin Xux CGUs; (ii) an increase in production costs generating a negative effect of Ps. 11,235,927, mainly in the Ogarrio Sanchez Magallanes, Tsimin Xux and Cantarell CGUs; and (iii) a negative effect of Ps. 8,060,149 due to the fluctuations of the exchange rate from Ps. 20.2683 = U.S.$1.00 as of December 31, 2024 to Ps. 18.8928 = U.S.$1.00 as of June 30, 2025. These effects were partially offset by (i) a decrease in the discount rate of Ps. 43,206,307 from 10.86% as of December 31, 2024 to 9.72% as of June 30, 2025; (ii) a positive tax effect of Ps. 7,378,133 due to a lower tax base due to the decrease in prices and production costs; and (iii) an increase in production profiles volume in the barrel of crude oil equivalent generating a positive effect of Ps. 4,589,893.

As of June 30, 2024, Pemex Exploration and Production recognized a net reversal of impairment of Ps.19,014,931 mainly due to: (i) an increase in crude oil prices, generating a positive effect of Ps. 44,797,611 mainly in the Cantarell, Aceite Terciario del Golfo and Tamaulipas Constituciones CGUs; (ii) a positive effect of Ps.18,466,156, due to the fluctuations of the exchange rate from Ps.16.9220 = U.S.$1.00 as of December 31, 2023, to Ps.18.3773 = U.S.$1.00 as of June 30, 2024; and (iii) an increase in production profiles volume in the barrel of crude oil equivalent generating a positive effect of Ps.11,465,783, due to changes in operational strategy such as the case of the Cantarell CGU in the exploitation of the gas cap. These effects were partially offset by (i) an increase in the discount rate of Ps.37,235,627, from

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

9.93% in December 31, 2023 to 10.44% in June 30, 2024; (ii) a negative tax effect of Ps.11,496,977, due to an increase in tax base, resulting from higher prices and volume at the Tsimin Xux and Ogarrio – Magallanes CGUs; and (iii) higher expenses in the period generating a negative result of Ps.6,982,015, mainly Tsimin Xux and Ogarrio – Magallanes CGUs.
The CGUs of the Exploration and Extraction segment are investment projects in productive fields with hydrocarbon reserves associated with proved reserves. These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.
Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
The Exploration and Extraction segment determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex’s proved reserves. The recoverable amount on each asset is the value in use.
To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

	2025	2024
Average crude oil price	60.78 U.S.$/bl	65.81 U.S.$/bl
Average gas price	3.99 U.S.$/mpc	4.92 U.S.$/mpc
Average condensates price	67.39 U.S.$/bl	74.92 U.S.$/bl
After-tax discount rate	9.72% annual	10.44% annual

For the six-month periods ended June 30, 2025 and 2024 the total forecast production, calculated with a horizon of 25 years, was 6,591 Million barrels of oil equivalent (Mboe) and 6,682 Mboe, respectively.
The Exploration and Extraction segment, in compliance with practices observed in the industry, estimates the recovery value of an asset by determining its value in use, based on cash flows associated with proved reserves after taxes and using a discount rate, also after taxes. Cash flows related to plugging wells provision costs are excluded in this computation of discounted cash flows.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

As of June 30, 2025 and 2024, values in use for each CGU are:

	2025		2024
Aceite Terciario del Golfo	59,818,214		34,325,751
Tsimin Xux	31,916,156		24,453,758
Ogarrio Magallanes	28,561,758		28,348,410
Antonio J. Bermúdez	25,680,550		25,737,767
Tamaulipas Constituciones	13,461,553		6,024,454
Poza Rica	9,873,370		6,716,573
Arenque	6,587,176		3,658,416
Cantarell	5,826,250		33,149,103
Lakach	1,960,612		4,086,521
Cuenca de Macuspana	1,392,556		593,807
Santuario	760,363		—
Ayin Alux	569,486		4,955,853
Chuc	—		62,681,511
Crudo Ligero Marino	—		33,518,405
Ixtal-Manik	—		13,840,302
Burgos	—		3,776,739
Total	Ps.	186,408,044	Ps.	285,867,370
Cash-Generating Units of Industrial Processes and Energy Transformation (formerly Pemex Industrial Transformation)
For the six-month periods ended June 30, 2025 and 2024, the Industrial Processes and Energy Transformation segments recognized a net impairment of Ps.(2,200,349) and Ps.(36,392,092), respectively, shown by CGUs as follows:

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

	2025		2024
Cadereyta Refinery	Ps.	(7,724,245)	Ps.	—
Salina Cruz Refinery	(6,408,822)		—
Salamanca Refinery	(3,879,630)		393
Madero Refinery	(289,501)		(5,039,912)
Minatitlán Refinery	(226,982)		(15,146,588)
Gas Burgos Gas Processor Complex	—		(1,729,422)
Cangrejera Petrochemical Complex	—		106
Gas Arenque Processor Complex	2,154		(2,420)
Matapionche Gas Processor Complex	3,025		(45,226)
Gas Poza Rica Processor Complex	13,667		69,066
Cangrejera Ethylene Complex	55,298		(486,975)
Pajaritos Ethylene Complex	97,160		55,743
La Venta Gas Processor Complex	128,351		(450,034)
Coatzacoalcos Gas Processor Complex	226,723		(952,880)
Cactus Gas Processor Complex	1,020,168		(2,983,894)
Morelos Petrochemical Complex	1,167,663		(1,179,313)
Ciudad Pemex Gas Processor Complex	1,423,670		(5,265,217)
Cosoleacaque Petrochemical Complex	1,551,778		(1,985,563)
Nuevo Pemex Gas Processor Complex	2,433,853		(1,141,900)
Tula Refinery	8,205,321		(108,056)
Total	Ps.	(2,200,349)	Ps.	(36,392,092)

As of June 30, 2025, the Industrial Processes and Energy Transformation (formerly Pemex Industrial Transformation) segments recognized net impairment of Ps.(2,200,349) due to the fluctuations of the exchange rate from Ps. 20.2683 = U.S.$1.00 as of December 31, 2024 to Ps. 18.8928 = U.S.$1.00 as of June 30, 2025 and a decrease in the discount rate of CGUs of refined products from 14.75% as of December 31, 2024 to 13.21% as of June 30, 2025.

As of June 30, 2024, Pemex Industrial Transformation recognized a net impairment of Ps.(36,392,092) due to a (i) decrease in estimated gross income as a result of adverse operational and market conditions; (ii) an increase in the discount rate of CGUs of refined products from 13.68% as of December 31, 2023 to 14.50% as of June

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

30, 2024, and (iii) variations in the exchange rate used in the projected cash flows from Ps.16.9220 = U.S.$1.00 as of December 31, 2023 to Ps.18.3773 = U.S. $1.00 as of June 30, 2024.
To determine the value in use of long-lived assets associated with the CGUs of Industrial Processes and Energy Transformation, the net present value of cash flows was determined based on the following assumptions:

	As of June 30,
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	Refining		Gas		Petrochemicals		Ethylene		Fertilizers
Average crude oil Price (U.S.$)	101.75	105.12	N.A.		N.A.		N.A.		N.A
Processed volume (1)	885 mbd	1,029 mbd	2,487 mmpcd of humid gas	2,424 mmpcd of humid gas	Variable because the load inputs are diverse
Rate of U.S.$	$18.8928	$18.3773	$18.8928	$18.3773	$18.8928	$18.3773	$18.8928	$18.3773	$18.8928	$18.3773
Useful lives of the cash-generating units (year average)	12	11	8	6	8	5	8	5	15	5
Pre-tax discount rate	13.21%	14.50%	14.28%	14.12%	10.52%	10.85%	10.52%	10.85%	11.96%	11.87%
Period (2)	2025 -2036	2024-2034	2025 - 2032	2024-2029	2025 - 2032	2024-2028	2025 - 2032	2024-2028	2025 - 2039	2024-2028

(1)Average of the first four years.
(2)The first five years are projected and stabilize at year six.
N.A. = Not applicable
CGUs in the Industrial Processes and Energy Transformation segments are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its CGUs or by a third party. Each processing center of the Industrial Processes and Energy Transformation segments represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the CGUs, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on discounted cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of June 30, 2025 and 2024, the value in use for the impairment of fixed assets was as follows:

	2025		2024
Tula Refinery	32,712,623		47,008,486
Salamanca Refinery	21,869,983		36,234,540
Cadereyta Refinery	21,364,199		—
Salina Cruz Refinery	13,314,374		79,920,687
Cangrejera Ethylene Complex	10,406,680		—
Nuevo Pemex Gas Processor Complex	10,133,615		6,734,674
Ciudad Pemex Gas Processor Complex	7,348,025		6,278,504
Cactus Gas Processor Complex	6,002,310		4,360,278
Independencia Petrochemical Complex	4,906,321		—
Burgos Gas Processor Complex	1,652,472		—
Morelos Petrochemicals Complex	1,645,677		—
Coatzacoalcos Gas Processor Complex	1,212,199		905,502
La Venta Gas Processor Complex	1,189,134		980,146
Pajaritos Ethylene Complex	184,970		—
Total	Ps.	133,942,582	Ps.	182,422,817

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 13.    INTANGIBLE ASSETS, NET
As of June 30, 2025 and December 31, 2024, intangible assets, net were mainly wells unassigned to a reserve and other components of intangible assets, which amounted to Ps. 12,796,940 and Ps. 17,088,277, respectively:
A.    Wells unassigned to a reserve

	June 30,
	2025		2024
Wells unassigned to a reserve:
Balance at the beginning of the year	Ps.	15,573,570	Ps.	18,940,360
Additions to construction in progress	4,102,723		32,273,388
Transfers against expenses	(3,363,914)		(25,944,025)
Transfers against fixed assets	(4,991,275)		(9,696,153)
Balance at the end of the period	Ps.	11,321,104	Ps.	15,573,570
For the six-month periods ended June 30, 2025 and 2024, PEMEX recognized expenses related to unsuccessful wells of Ps. 10,512,451 and Ps. 18,453,255, respectively, directly in its statement of comprehensive income.
B.    Other intangible assets

	Licenses		Exploration expenses, evaluation of assets and concessions	Total
Cost
Balance as of January 1, 2025	Ps.	7,183,553	1,949,820	Ps.	9,133,373
Additions	61,137		10,066	71,203
Effects of foreign exchange	11,332		(132,626)	(121,294)
	7,256,022		1,827,260	9,083,282
Amortization accumulated
Balance as of January 1, 2025	(6,779,294)		(839,372)	(7,618,666)
Amortization	(82,147)		(14,847)	(96,994)
Effects of foreign exchange	50,575		57,639	108,214
	(6,810,866)		(796,580)	(7,607,446)
Balance as of June 30, 2025	Ps.	445,156	1,030,680	Ps.	1,475,836
Useful lives	1 to 3 years		Up to 36 years

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

	Licenses		Exploration expenses, evaluation of assets and concessions	Total
Cost
Balance as of January 1, 2024	Ps.	6,562,014	1,587,720	Ps.	8,149,734
Additions	292,882		31,843	324,725
Effects of foreign exchange	50,866		140,204	191,070
	6,905,762		1,759,767	8,665,529
Amortization accumulated
Balance as of January 1, 2024	Ps.	(6,060,212)	(679,063)	(6,739,275)
Amortization	(164,290)		(11,784)	(176,074)
Effects of foreign exchange	(50,944)		(59,163)	(110,107)
	(6,275,446)		(750,010)	(7,025,456)
Balance as of June 30, 2024	Ps.	630,316	1,009,757	Ps.	1,640,073
Useful lives	1 to 3 years		Up to 36 years
NOTE 14.    GOVERNMENT BONDS AND OTHER ASSETS
A.    Government bonds

The following table sets forth the balance of Mexican Government local bonds (the “Government Bonds”) held by Petróleos Mexicanos valued at amortized cost as of June 30, 2025 and December 31, 2024:

	June 30, 2025		December 31, 2024
Government bonds (1)	Ps.	25,078,357	Ps.	35,875,353
Less: current portion of Government Bonds, net of expected credit losses	25,078,357		14,740,032
Total long-term notes receivable	Ps.	—	Ps.	21,135,321
(1)As of June 30, 2025 and December 31, 2024, includes an expected credit loss of Ps.2,582 and Ps.2,869, respectively.
As of November 19, 2020, the value of the Government Bonds was Ps. 128,786,611, and the liability was Ps. 95,597,610.
On November 20, 2020, Petróleos Mexicanos monetized the whole of the Government Bonds by entering into a three-year financial arrangement to partially raise an equivalent of Ps. 95,597,610 at an annual rate of 8.56275%, maturing November 24, 2023. Petróleos Mexicanos retains the risks, benefits and economic rights of the Government Bonds, which were delivered to a financial institution. Petróleos Mexicanos will continue to collect coupon and principal payments from the securities throughout the term of the transaction. Therefore, Petróleos Mexicanos recognizes these Government Bonds as restricted assets and recognizes short-term debt for the monetization. The resources from the Government Bonds were transferred to the Fondo Laboral Pemex (Pemex Labor Fund, or “FOLAPE”) for payments related to its pension and retirement plan obligations.
During the period from January 1 to June 30, 2025, interest income generated by the Government Bonds amounted to Ps.1,094,599, of which Petróleos Mexicanos received payments in the amount of Ps.1,152,297. During the period from January 1 to June 30, 2024, interest income generated by the Government Bonds amounted to Ps. 2,736,903, of which Petróleos Mexicanos received payments in the amount of Ps. 2,764,716.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

As of June 30, 2025 and December 31, 2024, the Government Bonds consist of 2 and 5 series of development bonds, respectively (D Bonds, M Bonds and UDI Bonds) issued by the Secretaría de Hacienda y Crédito Público (“Ministry of Finance and Public Credit” or “SHCP”) with maturities between 2025 and 2026, at nominal values of Ps. 25,013,334 and Ps.35,778,918, respectively.
As of June 30, 2025 and December 31, 2024, the fair value of the transferred assets was Ps. 25,082,674 and Ps. 35,279,002, respectively, and the fair value of the associated liabilities was Ps. 23,486,008 and Ps. 33,941,600, respectively, resulting in a net position of Ps. 1,596,666 and Ps. 1,337,402, respectively.
As of June 30, 2025 and December 31, 2024, the recorded liability was Ps. 23,539,197 (Ps. 23,457,436 of principal and Ps. 81,761 of interest) and Ps. 34,357,836 (Ps. 34,006,893 of principal and Ps. 350,943 of interest), respectively.
The roll-forward of the Government Bonds is as follows:

	As of June 30,
	2025		2024
Balance as of the beginning of the year	Ps.	35,875,353	Ps.	64,132,418
Government Bonds collected (1)	(10,765,584)		(10,732,626)
Accrued interests	1,094,599		2,736,903
Interests received from bonds	(1,152,297)		(2,764,716)
Amortized cost	25,998		(79,616)
Reversal of impairment of bonds	288		947
Balance at the end of the period	Ps.	25,078,357	Ps.	53,293,310
(1)As of June 30, 2025 three series of Government Bonds were collected in February, April and June.
B.    Other assets
As of June 30, 2025 and December 31, 2024, the balance of other assets was as follows:

	June 30, 2025		December 31, 2024
Restricted cash (1)	Ps.	18,437,522	Ps.	17,119,599
Other	4,882,834		4,657,144
Payments in advance (2)	4,124,774		4,029,445
Insurance	1,872,418		1,922,587
Total other assets	Ps.	29,317,548	Ps.	27,728,775

(1)As of June 30, 2025 and December 31, 2024, restricted cash mainly consists of collateral for a financing transaction maturing in November 2026, amounting to Ps.16,228,915 and Ps.14,972,193, respectively, as well as cash related to court-ordered seizures amounting to Ps.2,208,607 and Ps.2,417,406, respectively.
(2)Mainly advance payments to contractors for the construction of the Olmeca Refinery in Dos Bocas, Paraíso, Tabasco, through PTI ID.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 15.    DEBT
The Federal Revenue Law applicable to PEMEX as of January 1, 2025, published in the Official Gazette of the Federation on December 19, 2024, authorized Petróleos Mexicanos and its Subsidiary Entities to incur an internal net debt up to Ps.143,403,700 and an external net debt up to U.S.$5,512,700. PEMEX can incur additional domestic or external debt, as long as the total amount of net debt does not exceed the ceiling established by the Federal Revenue Law.
The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). The terms and conditions are promulgated in accordance with the guidelines approved by the SHCP for Petróleos Mexicanos for the fiscal year of 2025.
During the period from January 1 to June 30, 2025, PEMEX participated in the following outstanding financing activities:
•On January 13, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.1,700,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 310 basis points, maturing in July 2025.

•On January 22, 2025, Petróleos Mexicanos issued U.S.$400,000, bearing interest at a floating rate linked to 30-day SOFR plus a margin of 350 basis points due March 2026.

•On February 7, 2025, Petróleos Mexicanos issued U.S.$1,487,457, bearing interest at a floating rate linked to 30-day SOFR plus a margin of 350 basis points due May 2026.

•On February 7, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,500,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in August 2025.

•On February 7, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.4,000,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in July 2025.

•On February 10, 2025, Petróleos Mexicanos entered into a Ps.5,000,000 credit facility bearing interest at a floating rate linked to 91-day TIIE plus a margin of 350 basis points, maturing in February 2027. The credit agreement is fully drawn.

•On February 21, 2025, Petróleos Mexicanos drew U.S.$1,000,000, from a credit facility bearing interest at a floating rate linked to 90-day compounded SOFR plus a margin of 350 basis points, maturing in June 2026.

•On February 24, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,500,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in September 2025.

•On February 26, 2025, Petróleos Mexicanos entered into a Ps.1,000,000, promissory note bearing interest at a floating rate linked to 28-day TIIE plus a margin of 310 basis points, maturing in August 2025.

•On February 28, 2025, Petróleos Mexicanos entered into a U.S.$1,000,000, credit facility bearing interest at a floating rate linked to 90-day SOFR plus a margin of 125 basis points, maturing in August 2025.

•On February 28, 2025, Petróleos Mexicanos entered into a U.S.$1,000,000, credit facility bearing interest at a floating rate linked to 90-day SOFR plus a margin of 125 basis points, maturing in August 2025.

•On February 28, 2025, Petróleos Mexicanos entered into a U.S.$1,000,000, credit facility bearing interest at a floating rate linked to 90-day SOFR plus a margin of 125 basis points, maturing in August 2025.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

•On March 11, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.3,000,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in October 2025.

•On March 14, 2025, Petróleos Mexicanos entered into a Ps.5,000,000, credit facility bearing interest at a floating rate linked to 182-day TIIE plus a margin of 500 basis points, maturing in March 2027. The credit agreement is fully available.

•On March 25, 2025, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,000,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin 350 basis points, maturing in November 2025.

•On March 26, 2025, Petróleos Mexicanos entered into a Ps.5,972,676, credit facility in two tranches: the first one of Ps.2,986,338 bearing interest at a floating rate linked to 182-day TIIE plus a margin of 375 basis points, maturing in March 2026, and the second of Ps.2,986,338 bearing interest at a floating rate linked to 182-day TIIE plus a margin of 200 basis points, maturing in March 2026.

As of June 30, 2025, PEMEX had U.S.$5,738,000 and Ps.20,500,000 in credit lines in order to provide liquidity of which U.S.540,000 and Ps.7,500,000 were available.

As of December 31, 2024, the outstanding amount under PMI Trading's revolving credit line was U.S.$206,314. From January 1 to June 30, 2025, PMI Trading obtained U.S.$340,000 from its revolving credit line and repaid U.S.$400,000. As of June 30, 2025, the outstanding amount under this revolving credit line was U.S.$146,314 and the available amount was U.S.$83,686.

The following table presents the roll-forward of total debt of PEMEX for each of the six-month periods ended June 30, 2025 and 2024, which includes short and long-term debt:

	2025 (1)		2024 (1)
Changes in total debt:
At the beginning of the year	Ps.	1,978,772,255	Ps.	1,794,470,357
Loans obtained - financing institutions	482,723,731		536,422,333
Debt payments	(494,440,865)		(620,190,507)
Accrued interest (2)(3)	81,295,785		74,313,214
Interest (paid)	(80,348,383)		(70,733,122)
Foreign exchange	(101,650,766)		112,266,352
At the end of the period	Ps.	1,866,351,757	Ps.	1,826,548,627
(1)These amounts include accounts payable by Financed Public Works Contracts (“FPWC”) (formerly known as, Multiple Services Contracts), which do not generate cash flows.
(2)During 2025, includes Ps. 637,892 of premiums and awards amortizations; Ps. (539,553) of fees and expenses related to the issuance of debt and amortized cost of Ps. 346,657.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

(3)During 2024, includes Ps. 13,766 of premiums and awards amortizations; Ps. (310,228) of fees and expenses related to the issuance of debt and amortized cost of Ps. 1,236,004.

As of June 30, 2025 and 2024, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	2025	2024
U.S. dollar	18.8928	18.3773
Japanese yen	0.1310	0.1143
Pounds sterling	25.9927	23.2399
Euro	22.1518	19.6747
Swiss francs	23.6426	20.4578
UDI	8.500847	8.128175

NOTE 16.    PROVISIONS FOR SUNDRY CREDITORS
As of June 30, 2025 and December 31, 2024, the provisions for sundry creditors and others is as follows:

	June 30, 2025		December 31, 2024
Provision for plugging of wells (Note 12)	Ps.	112,113,025	Ps.	115,514,750
Provision for trails in process (Note 18)	35,777,544		13,186,811
Provision for environmental costs	11,275,051		9,134,000
Total	Ps.	159,165,620	Ps.	137,835,561

NOTE 17.    EQUITY (DEFICIT)
A.    Certificates of Contribution “A”
The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.
For the six-month period ended June 30, 2025, Petróleos Mexicanos received Ps.94,538,938 in Certificates of Contribution “A” from the Mexican Government.
During 2024, Petróleos Mexicanos received Ps.156,509,050 in Certificates of Contribution “A” from the Mexican Government.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

PEMEX’s Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A” as of December 31, 2023	Ps.	1,196,207,416
Increase in Certificates of Contribution “A” during 2024	156,509,050
Certificates of Contribution “A” as of December 31, 2024	Ps.	1,352,716,466
Increase in Certificates of Contribution “A” during 2025	94,538,938
Certificates of Contribution “A” as of June 30, 2025	Ps.	1,447,255,404

Mexican Government contributions made in the form of Certificates of Contribution “A” during the six-month period ended June 30, 2025 totaled Ps.94,538,938 and were designated for the strengthening of Petróleos Mexicanos’ financial position, as follows:

Date	Strengthening of financial position
January 10,	Ps.	20,382,300
January 10,	1,803,442
February 7,	15,000,000
February 19,	23,532,337
March 19,	19,284,494
April 21,	7,930,143
May 2,	2,905,392
June 2,	3,700,830
Total	Ps.	94,538,938
B.    Mexican Government contributions
As of June 30, 2025 and December 31, 2024, there were no Mexican Government contributions apart from Certificates of Contribution “A”.
C.    Legal reserve
Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.
As of June 30, 2025 and December 31, 2024, there were no changes to the legal reserve.
D.    Accumulated other comprehensive income (loss)
As a result of the analysis of the discount rate related to the liability for employee benefits for the six-month period ended June 30, 2025, PEMEX recognized a net actuarial (loss) of Ps.(95,566,136) in other comprehensive income, related to retirement and post-employment benefit obligations. The variation related to retirement and post-employment benefits resulted from a decrease in the discount rate and plan asset rates from 11.28% as of December 31, 2024, to 10.30% as of June 30, 2025.

For the six-month period ended June 30, 2024, PEMEX recognized net actuarial gains of Ps.131,130,474 in other comprehensive results, net of deferred income tax of Ps. 1,990,776 related to retirement and post-employment benefits. The

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

gains resulted from an increase in discount and plan asset return rates, rising from 9.42% on December 31, 2023 to 10.41% on June 30, 2024.
E.    Accumulated deficit from prior years
PEMEX has recorded losses in the past several years. However, the Ley de Concursos Mercantiles (“Commercial Bankruptcy Law of Mexico”) is not applicable to Petróleos Mexicanos and the Subsidiary Entities. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity.
F.    Uncertainty related to going concern
The condensed consolidated interim financial statements have been prepared assuming PEMEX will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in normal course of business. However, substantial doubt about PEMEX’s ability to continue as a going concern exists.
Facts and conditions
PEMEX has substantial debt, incurred mainly to finance the capital expenditures needed to carry out its capital investment projects and to fund its operating expenses. Due to its heavy fiscal burden resulting from the payment of hydrocarbon extraction duties, the cash flows derived from PEMEX’s operations in recent years have not been sufficient to fully fund its operations and capital expenditure programs, which have been partially supported by the Mexican Government's equity contributions. In addition, PEMEX´s working capital has deteriorated in recent years.

In 2024, certain ratings agencies downgraded PEMEX’s credit rating, mainly driven by concerns around its operating performance, liquidity and the Mexican Government’s ability and willingness to provide PEMEX with additional liquidity, as well the volatility of the crude oil prices and the downgrade of the Mexican Government’s sovereign debt rating, impacting PEMEX´s access to the financial markets, the cost and terms of PEMEX’s new debt and contract renegotiations that PEMEX may carry out during 2025. These conditions have negatively impacted PEMEX’s financial performance and liquidity position. On August 1, 2025, Fitch Ratings upgraded PEMEX’s long-term local and foreign currency issuer default to “BB” from “B+”. Fitch Ratings also removed its Rating Watch Positive and upgraded the rating of PEMEX’s senior unsecured notes outstanding to “BB” from “B+”/”RR4.” On August 27, 2025, Moody’s Rating upgraded PEMEX’s long-term local currency senior unsecured debt ratings for its PEMEX 12U, PEMEX 14U, PEMEX 14-2, and PEMEX 15U notes to “AAA.mx” from “AA+.mx” and affirmed its outlook to stable from negative.

For the six-month period ended June 30, 2025 and 2024, PEMEX recognized net income (loss) of Ps. 16,187,424 and Ps.(268,647,357), respectively. In addition, as of June 30, 2025 and December 31, 2024, PEMEX had a negative equity of Ps.(2,005,586,533), and Ps.(1,983,775,736), respectively, mainly due to continuous net losses in prior years, and a negative working capital of Ps.754,861,217 and Ps.767,968,661, as of June 30, 2025 and December 31, 2024, respectively.
PEMEX has budget autonomy, and, in public finance terms, is subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (“Federal Expenditure Budget Decree”). This represents the difference between its gross revenues (inflows) and its total budgeted expenditures (outflows) including the financial cost of its debt, which is proposed by the SHCP and approved by the Chamber of Deputies. The Federal Budget for 2025 authorized PEMEX to have a financial balance budget of Ps.248,722,000 and conduct financing activities that do not represent a net debt in terms of public debt greater than Ps.245,388,650 and other financing activities that do not represent net public debt. This financial balance does not consider the payment of principal during 2025, which PEMEX expects to cover with equity contributions from the Mexican Government. PEMEX has short-term debt principal maturities (including interest payable) of Ps.529,461,787 as of June 30, 2025.

The combined effect of the above-mentioned events indicates substantial doubt about PEMEX’s ability to continue as a going concern.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Actions-
PEMEX and the Mexican Government are carrying out the following actions, among others, to preserve liquidity and let PEMEX pay its commitments:

The application of the tax credit decree to automotive fuels published in the Official Gazette of the Federation of March 4, 2022 was in effect for 2023 and 2024, and remains in effect through 2025. This decree allows PEMEX to substantially recover from the Mexican Government the difference between the international reference price of gasoline and diesel and the price at which they trade in the domestic market, accounting for inflation.

Pursuant to the Energy Reform Decree, Petróleos Mexicanos and its Subsidiary Entities are no longer subject to income tax as of November 1, 2024.

Separately, the 2025 Federal Revenue Law introduces changes to the fiscal regime applicable to Petróleos Mexicanos aimed at simplifying its fiscal framework and reducing the number of taxes and duties to which it is subject. As of January 1, 2025, the Mexican Government has consolidated the Profit-Sharing Duty, the Hydrocarbon Extraction Duty and the Hydrocarbon Exploration Duty payable by Petróleos Mexicanos into the Welfare Oil Duty, which is set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas. PEMEX is currently evaluating the economic nature of the welfare oil duty, which may result in a classification change in the Statement of Comprehensive Income in subsequent periods.

The Mexican Government’s Federal Budget for 2025 includes Ps.136,210,300 for PEMEX to face its short-term liabilities, which will be received during 2025.

Further, PEMEX has the capacity to refinance its short-term debt maturities through direct loans and revolving credit facilities. PEMEX's ability to refinance its short-term debt depends on factors beyond its control.

The Revenue Law for 2025 also authorized PEMEX to incur a net additional indebtedness up to Ps.245,388,650 (Ps.143,403,700 and U.S.$5,512,700), which is considered as public debt by the Mexican Government and may be used to partially cover its financial balance in 2025.

PEMEX reviews and aligns its capital expenditures portfolio in accordance with updated economic assumptions on a periodic basis and giving priority to those projects which increase production in an efficient manner and at the lowest cost.

Prices of crude oil, natural gas and petroleum products remained volatile in 2025, similar to 2024, due to ongoing market conditions. If international values for the Mexican oil price were higher than the average price of U.S.$57.80 per barrel, which was the reference price used to prepare PEMEX’s financial balance for 2025, this additional revenue would enable PEMEX to achieve its business plan objectives more quickly. During the six-month period ended June 30, 2025, the average price of crude oil was U.S.$61.11 per barrel.

Petróleos Mexicanos State-Owned Public Company is not subject to the Commercial Bankruptcy Law of Mexico and none of PEMEX’s existing financing agreements include any financial covenants that could lead to the demand for immediate payment of its debt due to having negative equity or non-compliance with financial ratios.

As a reference, PEMEX prepared its condensed consolidated interim financial statements as of June 30, 2025 and December 31, 2024 on a going concern basis. There are certain conditions that have generated material uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. Those financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

G.    Non-controlling interest
PEMEX does not currently own all of the shares of PMI CIM and COMESA, variations in income and equity from these entities are also presented in the condensed consolidated interim statements of changes in equity (deficit) as “non-controlling interest.”
As of June 30, 2025 and December 31, 2024, non-controlling interest represented (losses) of Ps.(285,629) and Ps. (274,387), respectively, in PEMEX’s equity (deficit).

NOTE 18.    CONTINGENCIES
In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings since an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.
PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these condensed consolidated interim financial statements. As of June 30, 2025 and December 31, 2024, PEMEX had accrued a reserve of Ps. 35,777,544 and Ps. 13,186,811, respectively, for these contingent liabilities.
As of June 30, 2025, the current status of the principal lawsuits in which PEMEX is involved is as follows:

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

•On April 4, 2011, Pemex Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (“Seventh Regional Metropolitan Court”) of the Tribunal Federal de Justicia Fiscal y Administrativa (“Tax and Administrative Federal Court”) in connection with an administrative claim (No. 4957/11-17-07-1) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (“Sixth Regional Metropolitan Court”) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S.$193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted. On April 30, 2019, a judgment was issued by the Segunda Seccion de la Sala Superior (“Second Section of the Superior Court”) in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed an amparo (D.A. 397/2019) before the Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito (“Third Administrative Joint Court of the First Circuit”), which was granted. On March 12, 2020, Pemex Exploration and Production filed a motion to review against the resolution granting this amparo before the Third Administrative Joint Court of the First Circuit. On October 1, 2020, the Third Administrative Joint Court declared the resolution null and void, no amount was granted in favor of the plaintiffs, among others. On February 24, 2022, an amparo (350/2020) was granted in favor of EMS Energy Services de México, S. de R.L. On March 17, 2022, a motion was filed to draw the resolution by the Suprema Corte de Justicia de la Nación (Supreme Court of Justice of the Nation). On June 16, 2022, a resolution was issued in connection with the amparo 350/2020 stating that the plaintiffs partially proved their requests, and the resolution was declared null and void, among others. On August 1, 2022, a motion to review this resolution was filed and admitted (RF 574/2022) by the Third Administrative Joint Court of the First Circuit. On September 13, 2022, representations were made under the amparo (D.A. 539/2022) filed by the plaintiffs before such Court. On April 18, 2024, a resolution was issued by the Third Administrative Joint Court of the First Circuit modifying the appealed judgment, granting the amparo to EMS Energy Services de México, S. de R.L. de C.V. On July 10, 2024, the Superior Court ordered Pemex Exploration and Production to (i) pay U.S.$27,244 plus VAT; (ii) pay damages; (iii) refund the penalties applied for an amount of U.S.$4,143 plus VAT; (iv) refund the standby letter of credit for U.S.$13,975 and (v) payof financial expenses. On August 27, 2024, the tax review was filed. An amparo was filed directly against the compliance with the judgment issued on July 10, 2024, and was admitted under the case D.A. 497/2024, by the Third Administrative Joint Court of the First Circuit. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

•Micro Smart Systems de México, S. de R.L. de C.V. (MSSM) filed before the Sala Regional del Golfo Norte (Regional Court of the North Gulf) of the Tax and Administrative Federal Court (574/22-18-01-8) challenging a settlement statement dated February 17, 2022 related to a works contract number No. 424049831 issued by Pemex Exploration and Production and seeking U.S.$240,488. On April 5, 2022, the claim was admitted which was notified on May 17, 2022. On July 4, 2022, Pemex Exploration and Production filed a response to this claim, requesting Pemex Exploration and Production evidence, which was filed on August 8, 2022, and admitted by the Regional Court of the North Gulf on August 17, 2022. On September 2, 2022, this Regional Court confirmed the rejection of the evidence filed by the plaintiffs. On September 29, 2022, the First Section of the Superior Court denied a compliant motion filed by MSSM against the settlement statement dated February 17, 2022. On October 3, 2022, it was agreed that the plaintiff would be heard, making various statements in relation to the defense of the claim. On October 7, 2022 a resolution was issued regarding the complaint filed by the plaintiff confirming the resolution issued on August 28, 2018. On November 14, 2022, the First Section of the Superior Court agreed to an amparo proceeding (1833/2022) against acts issued by the Juzgado Octavo de Distrito en Materia Administrativa (Eighth Administrative District Court), in Mexico City and required such authority to render the justified report. On May 17, 2023, the Regional Court of the North Gulf, summoned the parties to file its rejoinders, which were filed by Pemex Exploration and Production on June 14, 2023. On June 22, 2023, the Regional Court ordered the file to be sent to the First Section of the Superior Court. On September 19, 2023, the Northern Gulf Regional Court sent by certified mail the file to the First Section of the Superior Court for a final resolution. On November 14, 2023, the Superior Court published a resolution requiring the Northern Gulf Regional Court to send all the documents that integrate the evidentiary file offered in the trial. On December 12, 2023, an extract of a clarification agreement concerning the referral of evidence to the Superior Court was notified in the jurisdictional gazette. On June 14, 2024, the Superior Court issued a resolution, (574/22-18-01-8/1549/23-PL-09-04), informing the designation of the delegates by Micro Smart Systems de México S. de R.L. de C.V. On September 9, 2024, the trial was suspended until the determination of compliance with the resolution of the First Section of the Superior Chamber issued within the trial 752/17-18-01-7/1625/19-S1-05-04 becomes final. On February 17, 2025, the Eighth District Court in Administrative Matters of the First Circuit denied the amparo filed by Micro Smart Systems de México S. de R.L. de C.V. (case 1560/2024-VIII) against a September 10, 2024 resolution of the First Section of the Superior Chamber of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa). In that resolution, the TFJA had found that its prior judgment was complied with because the contested settlement was annulled and replaced with a new one reflecting the effects ordered in the nullity judgment. On March 11, 2025, Micro Smart Systems appealed the denial of the amparo. On April 3, 2025, the First Section of the Superior Chamber of the Federal Court of Administrative Justice decided to wait for the outcome of the amparo case before lifting a suspension issued on September 4, 2024, and before issuing its final ruling. On April 21, 2025, the Twenty-Fourth Administrative Joint Court of the First Circuit admitted an ancillary appeal for review filed by Pemex Exploration and Production. As of the date of these condensed consolidated interim financial statements, the final resolution of this process is pending.

•Constructora Norberto Odebrecht, S.A de C.V. filed an administrative claim against Pemex Industrial Transformation (file No. 4742/19-17-01-7) seeking U.S.$113,582 and Ps.14,607 in connection with a termination resolution (no. 1,757) dated January 14, 2019, and issued by Pemex Industrial Transformation, which awarded U.S.$51,454 in favor of Pemex Industrial Transformation. The claim was admitted. On November 11, 2020, Pemex Industrial Transformation filed a response to this claim. The accounting expert filed his opinion. On June 2, 2022 an opinion by the accounting expert appointed by Pemex Industrial Transformation was filed. A third accounting expert was appointed, who did not ratify his position; therefore, a resolution dated October 2, 2023 was issued requesting the Expert Unit to appoint another expert. On February 2, 2024, the independent accounting expert accepted his assignment and was awarded 15 days to render his report. On March 19, 2024, the Superior Court decided to exercise its power of attraction. On May 2, 2024, the Superior Court issued a resolution requesting the Expert Unit to appoint another expert, since the previously appointed expert did not ratify the report. On August 2, 2024, a resolution was issued, granting the independent expert a term to render the report and ratify it. On February 28, 2025, the investigation was declared concluded, and the records were sent to the Pleno de la Sala Superior (Plenary of the Superior Chamber) for the issuance of the judgment. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On November 24, 2021, Pemex Industrial Transformation filed a repeal request (no. RRL2021014568) seeking that the resolutions dated October 7, 2021, issued by the Hydrocarbons Verification Manager of the Tax Administration Service be declared null and void. These resolutions established charges for Special Taxes on

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Production and Services, Value Added Taxes, fines among other for an amount of Ps. 3,084,975. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On September 9, 2022, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2016 fiscal year related to the Special Tax on Production and Services and Value Added Tax for an amount of Ps.5,852,222, seeking that this resolution is declared null and void. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On September 22, 2023, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2017 fiscal year related to the Special Tax on Production and Services and Value Added Tax, updates, fines and surcharges for the months of January to December 2017 for an amount of Ps.8,349,608, seeking that this resolution be declared null and void. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On October 16, 2024, the Ministry of the International Chamber of Commerce notified Pemex Exploration and Production regarding the arbitration claim ICC 28949/PDP filled by HOKCHI ENERGY, S.A. DE C.V. This claim pertains to a breach of the oil sale and purchase agreement PEP-PCP-R01.L02.AC2-PET24-2019 and the gas sale and purchase agreement PEP-PCP-R1.2A2-GAS-23-2019, claiming an amount of U.S.$272,624. On December 4, 2024, the International Court of Arbitration granted the co-arbitrators 30 days to appoint the President of the Tribunal. On December 6, 2024, Pemex Exploration and Production filed its response to the arbitration request. On December 31, 2024, the parties agreed on the appointment of the presiding co-arbitrator, who will be notified to the International Chamber of Commerce. On March 18, 2025, HOKCHI ENERGY, S.A. DE C.V. submitted a request for precautionary measures against Pemex Exploration and Production under Article 28(1) of the ICC Regulations. In response, Pemex Exploration and Production filed an answer to the request on March 28, 2025. A hearing regarding these precautionary measures was scheduled on April 4, 2025. On May 7, 2025, PEMEX and HOKCHI ENERGY, S.A. de C.V. entered into a settlement agreement, agreeing on a payment plan to fulfill the payment obligation. A joint brief was filed requesting that the arbitral tribunal issue a declaration suspending the proceedings, including the execution of the interim injunction. On May 9, 2025, the Arbitral Tribunal issued Procedural Order No. 4, in which it ordered the stay of the proceedings at the request of the parties. On May 12, 2025, an amendment to the settlement agreement was executed, and the first two payments of U.S.$97,658 and U.S.$97,268 were made. As of the date of these condensed consolidated interim financial statements, the final resolution of this matter remains pending.

•On March 7, 2025, Pemex Logistics and PMI SP, filed a response to the Request for Arbitration submitted by MONTERRA ENERGY, S. DE R.L. DE C.V., identified with the number CCI 29125/PDP, stemming from an alleged breach of contract, regarding various conditions precedent, including capital contributions and the purchase and sale of shares to acquire a Hydrocarbon Storage Terminal in Tuxpan Veracruz, for an amount of Ps.6,010,259. The deadline granted by the Court Secretariat for the nominated Co-Arbitrators to appoint the president of the arbitral tribunal on or before March 26, 2025, is currently running. The drafting of the Terms of Reference and the holding of the Conference on the Conduct of Proceedings are pending. As of the date of these condensed consolidated interim financial statements, the final resolution of this process is pending.

•On June 17, 2025, COMPAÑÍA MINERA SAN ALEJANDRO, S.A. de C.V. filed a civil lawsuit against Petróleos Mexicanos seeking indemnification related to the alleged breach of Preparatory Contract PM-2019-004. The ordinary civil action, docketed as case 2065/2025, was filed before the Fourteenth District Court for Civil Matters in Mexico City. The plaintiff also claimed damages in the amount of Ps.7,316,929 for equipment maintenance costs, as well as other resources and expenses incurred during the contractual period, and an additional Ps.2,353,719 for loss of fair profit. On June 20, 2025, PEMEX submitted its response to the claim, denying liability and raising exceptions and defenses. On June 24, 2025, following a hearing with the opposing party, the claim was deemed answered. As of the date of these condensed consolidated interim financial statements, the final resolution of this action is pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these condensed consolidated interim financial statements. PEMEX does not disclose amounts accrued for each

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

NOTE 19.    SUBSEQUENT EVENTS
A.    Recent financing activities
During the period from July 1 to August 28, 2025, PEMEX carried out the following financing activity:

•On August 18, 2025, PEMEX entered into a securities lending transaction with a Luxembourg special purpose vehicle, Eagle Funding LuxCo S.à r.l., a private limited liability company (société à responsabilité limitée) organized and existing under the laws of the Grand Duchy of Luxembourg, acting in respect of its compartment “EFL Compartment I” (“EFL I”). Pursuant to such securities lending transaction, PEMEX received U.S. Treasury Securities (the “Eligible Assets”) in exchange for a fee payable to EFL I. PEMEX then entered into a 5-year repurchase transaction with three international financial banks pursuant to which it sold the Eligible Assets for approximately U.S.$11.4 billion. Pursuant to the repurchase transaction, PEMEX is required to repurchase the Eligible Assets in 10 semi-annual instalments starting in 2026 and ending in 2030, and will receive a corresponding amount of Eligible Assets upon each instalment payment, which PEMEX will in turn deliver (or cause the international financial banks to deliver) to EFL I pursuant to the terms of the securities lending transaction. In addition, PEMEX will pay a price differential to the participating banks semi-annually (until maturity of the repurchase transaction), net of any income such banks receive pursuant to the Eligible Assets. PEMEX does not have control and does not retain substantially all the risks and rewards of the Eligible Assets, accordingly PEMEX will not recognize assets or liabilities from the lending transaction, and will recognize cash received from the repurchase transaction as debt.
As of June 30, 2025, the outstanding amount under the PMI Trading revolving credit line was U.S.$146,314. Between July 1 to August 22, 2025, PMI Trading obtained U.S.$60,000 from its revolving credit line. As of August 22, 2025, the outstanding amount under this revolving credit line was U.S.$206,314. The available amount under this revolving credit lines was U.S.$23,686 as of August 22, 2025.
As of August 28, 2025, PEMEX had U.S.$5,738,000 and Ps.20,500,000 in available credit lines in order to provide liquidity, of which U.S.$4,048,000 and Ps.20,500,000 are available.
B.    Exchange rates and crude oil prices
As of August 28, 2025, the Mexican peso-U.S. dollar exchange rate was Ps. 18.6843 per U.S. dollar, which represents a 1.1% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of June 30, 2025, which was Ps. 18.8928 per U.S. dollar. This decrease in U.S. dollar exchange rate, has led to an estimated gain of Ps.18,166,523 in PEMEX’s foreign exchange gains as of August 28, 2025.
As of August 28, 2025, the weighted average price of the crude oil exported by PEMEX was U.S.$63.13 per barrel. This represents a price increase of approximately 3.3% as compared to the average price as of June 30, 2025, which was U.S.$61.11 per barrel.

Petróleos Mexicanos State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

C.    Contributions from the Mexican Government
During the period from July 1 to August 28, 2025, the Mexican Government made contributions to Petróleos Mexicanos through the Ministry of Energy in the amount of Ps.24,954,819 to strengthen its financial position.

Date	Strengthening of financial position
July 1,	Ps.	5,256,579
July 22,	10,511,768
August 11,	3,548,535
August 25, (1)	5,637,936
Total	Ps.	24,954,819
(1) Includes financing to the Waste utilization project at the Miguel Hidalgo and Salina Cruz refineries.
D.     Strategic Plan 2025-2035

On August 5, 2025, PEMEX presented its Plan Estratégico 2025–2035 (the “Strategic Plan”), a ten-year roadmap grounded in the principles of energy sovereignty, security and sustainable development, that aims to restore and enhance its operational, financial and institutional conditions in line with Mexico’s national energy policy. The Strategic Plan is structured along two general strategies:

•Operational strategy: aims to boost production across hydrocarbons, petrochemicals and fertilizers while reducing greenhouse gas (GHG) emissions and reinforcing social responsibility.

•Capitalization and financing strategy: aims to strengthen our financial stability through capital structure optimization, debt reduction and restructuring, cost reduction and sustainable financing.

The Strategic Plan’s operational strategy aims to increase production levels of crude oil and natural gas, with the goal of producing 1.8 million barrels per day of crude oil and 5 billion cubic feet per day of natural gas by 2028. To achieve these objectives, PEMEX’s operational strategy contemplates plans to drill new exploration wells, undertake seismic studies across a wide acreage and seek to add an estimated two billion barrels of proved reserves. The Strategic Plan emphasizes optimizing existing infrastructure to increase production, including at the Dos Bocas and Deer Park refineries, coking projects in Tula and Salina Cruz, and petrochemical facilities in Cosoleacaque, Morelos, Cangrejera, Independencia and Escolín. The Strategic Plan also includes initiatives to restore fertilizer and ammonia production and develop new capacity through partnerships, such as the planned Escolín urea complex. Finally, the operational strategy prioritizes projects that enhance energy efficiency and reduce greenhouse gas emissions through cogeneration facilities and new technologies, and emphasizes the importance of diversifying into operations in emerging sectors, including solar, wind, geothermal, hydrogen, biofuels and lithium extraction.

PEMEX’s capitalization and financing strategy prioritizes (i) refinancing of existing market and bank debt to improve maturity profiles and reduce financing costs, (ii) addressing and progressively reducing commercial debt owed to suppliers and contractors, (iii) simplifying the applicable fiscal regime to strengthen cash flow generation, (iv) enhancing efficiency in the management of budgetary resources and (v) maintaining strict operational and financial discipline. The Strategic Plan also provides for the use of private-sector co-investment schemes in upstream, petrochemical, cogeneration, fertilizers, and energy transition projects, structured with clear risk and benefit-sharing mechanisms. The Strategic Plan aims to reduce consolidated financial debt from approximately U.S.$99 billion to U.S.$89 billion by year-end 2025, and to further reduce debt levels to approximately U.S.$77 billion by 2030.

The Strategic Plan underscores that, while PEMEX may continue to benefit from support from the Mexican Government, particularly through a simplified fiscal regime and targeted capital contribution, the measures contained therein are designed to strengthen PEMEX’s balance sheet, reduce reliance on federal contributions and ensure sufficient financial flexibility to support productive investment and Mexico’s broader energy policy objectives.